Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of June 2, 2016

by and among

RPH PARENT LLC,

SPH PARENT LLC,

CRJ PARENT LLC,

RJS MERGER SUB INC.

and

TALEN ENERGY CORPORATION

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 2, 2016 (this “Agreement”), is entered into by and among RPH Parent LLC, a Delaware limited liability company (“RPH”), SPH Parent LLC, a Delaware limited liability company (“SPH”), CRJ Parent LLC, a Delaware limited liability company (“CRJ”) (each of RPH, SPH and CRJ, a “Parent” and collectively, “Parent”), RJS Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Talen Energy Corporation, a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.13.

W I T N E S S E T H

WHEREAS, the Company desires to redeem from the Unaffiliated Stockholders of shares of Company Common Stock their shares of Company Common Stock on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the foregoing, Merger Sub will, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors, or equivalent governing body, of Parent, Merger Sub and the Company have approved (a) the execution, delivery and performance of this Agreement and (b) the Merger and the other Transactions;

WHEREAS, the Company Board has determined that this Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company a limited guarantee in favor of the Company (the “Guarantee”) entered into by Riverstone Global Energy and Power Fund V (FT), L.P. (the “Guarantor”) with respect to certain obligations of Parent and Merger Sub under this Agreement;

WHEREAS, (a) as of the date hereof, Raven Power Holdings LLC, Sapphire Power Holdings LLC and C/R Energy Jade, LLC (each, a “Sponsor Entity” and collectively, the “Sponsor Entities”), collectively, own 44,974,658 shares of Company Common Stock, which shares shall, in connection with the Transactions, be retained and converted into shares of common stock of the Surviving Corporation and (b) concurrently with the execution of this Agreement, the Sponsor Entities and the Company have entered into a support agreement (the “Support Agreement”) in connection with the Transactions, providing, among other things, that the Sponsor Entities will vote the shares of Company Common Stock owned, directly or indirectly, by them in favor of the adoption of this Agreement and take certain other actions in furtherance of the Transactions; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 at 10:00 a.m. (local time) on the date that is three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time); provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI hereof, in no event shall Parent and Merger Sub be required to effect the Closing until the earlier to occur of (i) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than two (2) Business Days’ written notice to Company, provided that the Closing Date specified in any such notice may be conditioned upon the simultaneous completion of the Debt Financing (it being understood and agreed that if the Debt Financing is not completed for any reason at such time, such notice shall automatically be deemed withdrawn) and (ii) the third (3rd) Business Day following the final day of the Marketing Period, in each case, subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or (b) such other date, time or place as agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the Company shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”) and the parties hereto shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Annex A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 5.8).

(b) The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 5.8).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal, as the case may be, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Cancellation of Treasury Stock and Merger Sub-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Stock Held by a Sponsor Entity, Parent or any of the Company’s Subsidiaries. Each share of Company Common Stock that is owned by a Sponsor Entity, Parent or any of the Company’s Subsidiaries shall automatically be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) or converted in accordance with Section 2.1(c), and Dissenting Shares) shall be converted into the right to receive $14.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.2(b) without interest.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, the Company shall designate a bank or trust company reasonably acceptable to Parent (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and the parties shall enter into an agreement with the Exchange Agent relating to the services to be performed by the Exchange Agent. The Company shall (i) prior to the Effective Time (and for the avoidance of doubt, if the condition set forth in Section 6.2(d) would be satisfied), in accordance with applicable Law and in a manner consistent with and subject to the provisions of this Agreement (including, for the avoidance of doubt, Section 5.1), take, or cause to be taken, such actions as are necessary and appropriate such that Available Funds are, and on the Closing Date will be, available to the Company in an amount equal to no less than the Merger Consideration Amount and (ii) out of such Available Funds, deposit, or cause to be deposited, with the Exchange Agent prior to the Effective Time cash in immediately available funds in such aggregate amount necessary to pay the Merger Consideration Amount. The Exchange Agent Agreement shall provide that the Exchange Agent shall, if the Closing does not occur, promptly return to the Company the Merger Consideration Amount deposited by it (together with any interest earned thereon) with the Exchange Agent pursuant to this Section 2.2(a). The Merger Consideration Amount deposited with the Exchange Agent pursuant to this Section 2.2(a) shall, pending its disbursement to such holders, be invested by the Exchange Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Exchange Agent for purposes of paying the Merger Consideration. No investment by the Exchange Agent of the Merger Consideration shall relieve the Company, the Surviving Corporation or the Exchange Agent from making the payments required by this

Article II and Parent shall cause the Surviving Corporation to promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.2(a). No investment by the Exchange Agent of the Merger Consideration Amount shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to cause the Surviving Corporation to make available to the Exchange Agent, from time to time as needed, additional cash to pay the Merger Consideration as contemplated by this Article II without interest.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than two (2) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Company Common Stock represented by one or more Certificates (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby. Upon delivery to the Exchange Agent of a letter of transmittal by any record holder of shares of Company Common Stock represented by Certificates, duly completed and signed in accordance with its instructions, and surrender of the Certificates that immediately prior to the Effective Time represented such shares of Company Common Stock, such record holder shall be entitled to receive the Merger Consideration in respect of such shares of Company Common Stock as promptly as reasonably practicable after the Effective Time, and the Certificate so surrendered shall forthwith be canceled. Notwithstanding anything to the contrary in this Agreement, no record holder of a Book-Entry Share shall be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such record holder shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration in respect of each Book-Entry Share of such holder, and such Book-Entry Shares shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) with the objective that (x) if the Effective Time occurs at or prior to 11:30 a.m. (New York time) on the Closing Date, the Exchange Agent will transmit to DTC or its nominee on the Closing Date the Merger Consideration in respect of each share of Company Common Stock held of record by

DTC or such nominee immediately prior to the Effective Time (such aggregate cash amount, the “DTC Cash Payment”) and (y) if the Effective Time occurs after 11:30 a.m. (New York time) on the Closing Date, the Exchange Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date the DTC Cash Payment (with cash payment being delivered in immediately available funds).

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration, except as otherwise provided for herein or by applicable Law. If, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Exchange Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Merger Sub, the Surviving Corporation, the Company or the Exchange Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the amounts otherwise payable pursuant to this Agreement, any such amounts as may be required to be deducted and withheld with respect to the making of such payments under the Code, or under any applicable provision of state, local or foreign Tax Law. To the extent amounts are so deducted and withheld, and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, including Section 2.1, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) with respect to any such shares of Company Common Stock held by such Dissenting Stockholder (the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such Dissenting Stockholder shall be entitled to receive such consideration for his, her or its Dissenting Shares as may be determined to be due pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL with respect to such Dissenting Stockholder’s Dissenting Shares. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right with respect to his, her or its Dissenting Shares, such Dissenting Stockholder’s Dissenting Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Dissenting Share, in accordance with Section 2.1, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, any such demands.

Section 2.4 Treatment of Equity Awards.

(a) Each stock option to acquire shares of Company Common Stock granted pursuant to the Company Stock Plan which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be canceled and terminated at the Effective Time in exchange for an amount in cash, without interest and less applicable withholding Taxes, equal to the product of (i) the total number of shares of Company Common Stock subject to the Option immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock under such Option; provided that if the exercise price per share of Company Common Stock under any such Option is equal to or greater than the Merger Consideration, such Option shall be canceled without any cash payment being made in respect thereof.

(b) Each RSU which is outstanding immediately prior to the Effective Time (whether or not then vested) shall be canceled and terminated at the Effective Time in exchange for an amount in cash, without interest and less applicable withholding Taxes, equal to the product of (i) the total number of shares of Company Common Stock subject to the RSU immediately prior to the Effective Time and (ii) the Merger Consideration (the “RSU Cash Payment”). With respect to each RSU granted prior to the date hereof which is outstanding immediately prior to the Effective Time, the RSU Cash Payment shall be made in accordance with Section 2.4(e). With respect to each RSU granted on or following the date hereof which is outstanding immediately prior to the Effective Time, the RSU Cash Payment which a former holder of the RSU may be eligible to receive shall (i) be earned subject to the same vesting schedule and other vesting terms and conditions which applied to such holder’s RSU as of the Effective Time (including upon certain terminations of employment) and (ii) become payable, less applicable withholding Taxes, on the applicable settlement date or dates that apply to such RSU as of the Effective Time.

(c) Subject to the further provisions set forth in Section 5.11(d)(3) of the Company Disclosure Schedule, each Performance Unit which is outstanding immediately prior to the Effective Time (whether or not then vested) shall be canceled and terminated at the Effective Time in exchange for an amount in cash, without interest and less applicable withholding Taxes, equal to the product of (i) the total number of shares of Company Common Stock that would be delivered to the holder of such Performance Unit assuming the target achievement of the performance goals applicable to such award, and assuming the satisfaction of all other conditions to such delivery and (ii) the Merger Consideration.

(d) At the Effective Time, each Director Stock Unit shall be converted into an obligation to pay, at the time specified in the Directors Deferred Compensation Plan, an amount in cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to the Director Stock Unit immediately prior to the Effective Time and (ii) the Merger Consideration. Such obligation shall be payable or distributable in accordance with the terms of the Directors Deferred Compensation Plan (and any related deferral election) and, prior to the time of distribution, such amounts shall be permitted to be deemed invested in an investment option under the Directors Deferred Compensation Plan.

(e) The Company shall, prior to and effective upon the Effective Time (and for the avoidance of doubt, if the condition set forth in Section 6.2(d) would be satisfied), in accordance with applicable Law and in a manner consistent with and subject to the provisions of this Agreement (including, for the avoidance of doubt, Section 5.1), take, or cause to be taken, such actions as are necessary and appropriate such that Available Funds are, and on the Closing Date will be, available to the Company in an amount equal to no less than the Equity Award

Consideration Amount. Subject to Section 2.4(b), all payments required under this Section 2.4 shall be made as promptly as reasonably practicable following the Effective Time, but in no event later than the first regularly scheduled payroll date following the Effective Time.

(f) On or prior to the Closing Date, the Company, the Company Board or the compensation committee of the Company Board (or another committee duly authorized by the Company Board for such purpose), as applicable, shall adopt any resolutions and take such other actions as may be necessary to implement the provisions of this Section 2.4, subject to the terms and conditions of the Company Plans.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock or Contingent Company Equity of the Company shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except (a) as disclosed in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule will be deemed to apply to all other sections or subsections thereof to which the relevance of such item is reasonably apparent on its face; provided, however, that no such disclosure shall be deemed to qualify Section 5.1(a), Section 3.6(a)(i) or Section 3.6(b) of the Company Disclosure Schedule (except to the extent set forth on Section 5.1(a), Section 3.6(a)(i) or Section 3.6(b) of the Company Disclosure Schedule, respectively) or (b) as set forth in (or incorporated by reference in) any of the Company SEC Documents publicly filed prior to the date of this Agreement (the “Filed Company SEC Documents”) excluding any disclosure under the headings “Risk Factors”, “Forward Looking Information” or any disclosures that are forward-looking, predictive or cautionary in nature (provided, however, that this clause (b) shall not apply to the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.6(b), Section 3.14, Section 3.17, Section 3.18 or Section 3.19):

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize the concept of good standing) in which the nature of the business conducted by it or the character or location of such properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (in the case of good standing, to the extent the concept is recognized by such jurisdiction) under the laws of the jurisdiction of its organization and has all requisite corporate or other power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize the concept of good standing) in which the nature of the business conducted by it or the character or location of such properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company, in each case as amended as of the date of this Agreement (the “Company Charter Documents”). The Company is not in violation of the Company Charter Documents in any material respect.

Section 3.2 Capitalization

. (a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). At the close of business on June 2, 2016 (the “Measurement Date”), (i) 128,526,720 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) (A) 929,610 Options, with a weighted average exercise price of $19.00 per share, were outstanding under the Company Stock Plan, (B) 1,949,967 RSUs were outstanding under the Company Stock Plan, and (C) 901,435 Performance Units were outstanding under the Company Stock Plan (assuming achievement of applicable performance goals at target), (iv) 98,621.03 Director Stock Units were outstanding under the Directors Deferred Compensation Plan and (v) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, there are no shares of capital stock, or other equity or voting securities or equity or voting interests of the Company issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, there is no Contingent Company Equity. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of any shares of capital stock, or other equity or voting securities or equity or voting interests, or any Contingent Company Equity, other than the issuance of Company Common Stock upon the exercise, vesting or settlement of any Options, RSUs, Performance Units or Director Stock Units (collectively, the “Company Equity Awards”) outstanding as of the Measurement Date and in accordance with the terms thereof as of such date, and from the Measurement Date to the date of this Agreement, the Company has not granted, entered into an agreement to grant, or otherwise committed to grant any Company Equity Awards or other equity or equity-based awards that may be settled in Company Common Stock. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as set forth above, have been or will be when issued in accordance with the terms of the applicable plan, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company.

(b) There are no bonds, debentures, notes or other indebtedness or other securities or obligations of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Other than any such agreement with or for the benefit of Parent or its Affiliates, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any capital stock or other equity securities or equity interests of the Company.

(c) Except as set forth above, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, or other equity or voting securities or equity or voting interests of the Company, or Contingent Company Equity.

(d) All Company Equity Awards are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except to the extent that such agreements differ from such forms with respect to the number of Company Equity Awards or shares of Company Common Stock covered thereby, the exercise price (if applicable), vesting schedule and expiration date applicable thereto. Each Company Equity Award was granted in accordance with the terms of the Company Stock Plan.

(e) Section 3.2(e) of the Company Disclosure Schedule sets forth a correct and complete list of each Subsidiary of the Company as of the date of this Agreement, indicating its jurisdiction of incorporation or formation, and the direct owner of the outstanding shares of capital stock or other equity or voting securities or equity or voting interests of such Subsidiary. All outstanding shares of capital stock or other equity or voting securities or equity or voting interests of each Subsidiary of the Company are owned directly or indirectly by the Company, free and clear of all Liens, other than Liens securing the Credit Facilities and the Secured Trading Facility and transfer restrictions of general applicability arising under the Securities Act and other applicable securities Laws. At the close of business on the date hereof, there is no Contingent Subsidiary Equity. All outstanding shares of capital stock of or other equity or voting securities or equity or voting interests in each Subsidiary of the Company have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness or other securities or obligations of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which equity holders of such Subsidiary are entitled to vote (“Voting Subsidiary Debt”). There are no stockholder agreements, voting trusts or other agreements or understandings to which any of the Company’s Subsidiaries is a party or by which it is bound relating to the voting or registration of any capital stock or other equity securities or equity interests of any such Subsidiary of the Company. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any Subsidiary of the Company, or other equity or voting securities or equity or voting interests of any Subsidiary of the Company, or Contingent Subsidiary Equity.

(f) Except as set forth in this Section 3.2, neither the Company nor any Subsidiary owns, directly or indirectly, any capital stock or other equity or voting securities or equity or voting interests, or has any interest convertible into or exercisable or exchangeable therefor, in any Person.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents or the respective certificate of incorporation, bylaws, limited liability company agreement or other similar organizational documents of the Company’s Subsidiaries, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Stockholder Approval is obtained and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or its or their properties or assets are bound or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, require any consent of any Person pursuant to, materially and adversely alter the rights or obligations of the Company or any of its Subsidiaries under or give rise to any right of termination, amendment, acceleration or cancellation of, any Company Material Contract to which the Company or any of its Subsidiaries is a party, or by which their properties or assets or bound, or any Company Permit, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (i) (only with respect to the Company’s

Subsidiaries), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (provided that clause (b)(v) of the definition of Company Material Adverse Effect shall be disregarded for purposes of this Section 3.3(b)).

(c) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement and the Transactions, (ii) determining that the Merger and the other Transactions are fair to and in the best interests of the Company and the stockholders of the Company, (iii) directing that adoption of this Agreement be submitted to the stockholders of the Company at a meeting of the Company’s stockholders and (iv) recommending that stockholders of the Company adopt this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn.

Section 3.4 Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and, if required, a Rule 13E-3 transaction statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the rules of NYSE, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) submissions and filings required under, and compliance with other applicable requirements of, the HSR Act, (d) the filings and notices with the Federal Energy Regulatory Commission (“FERC”) pursuant to Section 203 of the Federal Power Act and the approval of FERC thereunder (the “FERC Approval”), (e) the filings and notices with the Nuclear Regulatory Commission (the “NRC”) for approval of any indirect transfer of control of the NRC Licenses deemed to be created by the Merger and the approval of the NRC for such transfer (the “NRC Approval”), (f) the filings and notices required in connection with or in compliance with the rules and regulations of the New York Public Service Commission (the “NYPSC Approval”) and (g) those consents, approvals, authorizations, filings, notifications and other actions in connection with the Company Permits as set forth in Section 3.4 of the Company Disclosure Schedule (the “Other Approvals” and together with the approvals referred to in clauses (c) through (f) of this Section 3.4, the “Regulatory Approvals”), no consents or approvals of, or filings, declarations or registrations with, or notifications to, any Governmental Authority or any regional transmission organization or independent system operator are necessary for the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations pursuant to this Agreement and the consummation by the Company of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 Company SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all statements, schedules, reports, forms, amendments and other documents required by the SEC to be filed or furnished since June 1, 2015 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”)) and as of their respective filing dates (in the case of all other Company SEC Documents), and in the case of amendments thereto, as of the date of each such amendment, the Company SEC Documents complied in all material respects with the requirements of applicable Law, including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment with respect to the disclosures that are amended thereby (provided, that with respect to the accuracy of this Section 3.5(a) as of the date hereof for purposes of Section 6.2(a)(iv), only such amendments as are filed prior to the date hereof shall be taken into account)) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that the Company makes no representation or warranty with respect to information furnished in writing by or on behalf of Parent or Merger Sub or any of their respective Affiliates specifically for inclusion or use in any such document). As of the date of this Agreement, to the Knowledge of the Company, there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff, and none of the Company SEC Documents is the subject of ongoing SEC review. None of the Company’s Subsidiaries are subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic statements, schedules, reports, forms or other documents with the SEC.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document (provided, that with respect to the accuracy of this Section 3.5(b) as of the date hereof for purposes of Section 6.2(a)(iv), only such amendments as are filed prior to the date hereof shall be taken into account)), as of their respective dates of filing with the SEC, the consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by SEC rules or the Exchange Act), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto, (B) as permitted by Regulation S-X or (C) in the case of unaudited financial statements, as permitted by SEC rules or the Exchange Act) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, and the results of their operations and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and normal year-end adjustments and as permitted by SEC rules or the Exchange Act). Since June 1, 2015, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto. Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs

(e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since June 1, 2015, the Company’s auditors and the Company Board have not been advised of and the Company has not identified (i) any material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud that involves management or other employees who have a significant role in the Company’s accounting, financial reporting or internal control over financial reporting. Since June 1, 2015, each of the principal executive officer of the Company (with the meaning given to such term under the Sarbanes-Oxley Act) and the principal financial officer of the Company (with the meaning given to such term under the Sarbanes-Oxley Act) (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder. Since June 1, 2015, neither the Company nor any of its Subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers (as defined in Rule 13b-7 of the Exchange Act) within the meaning of Section 402 of the Sarbanes-Oxley Act.

(d) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities or obligations (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of December 31, 2015 (the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as expressly contemplated by this Agreement or otherwise arising in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Absence of Certain Changes.

(a) From the Balance Sheet Date to the date of this Agreement, (i) there has not been any change, event, occurrence, fact, development, circumstance, condition or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, and (ii) except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.

(b) Neither Talen Energy Supply nor its Subsidiaries (i) has granted or caused to exist any Liens on its assets or properties described in Section 10.01(a) (securing Indebtedness incurred under Section 10.04(b)(i)(B)) or Section 10.01(bb) of the Citi Credit Agreement, (ii) has incurred or become responsible for any Indebtedness described in Section 10.04(b)(i)(B) or

10.04(b)(xxiii) of the Citi Credit Agreement, or (iii) has made any Restricted Payments other than Restricted Payments permitted by clauses (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) of Section 10.03(b) of the Citi Credit Agreement. For purposes of this Section 3.6(b), the references to “Liens”, “Indebtedness” and “Restricted Payments” shall have the meanings ascribed to such terms in the Citi Credit Agreement as in effect on the date of this Agreement. As of 8:00 a.m. New York time on the date of this Agreement, the Company and its Subsidiaries have Unrestricted Cash and Cash Equivalents of over $1,100,000,000 and Undrawn Capacity of over $1,300,000,000.

Section 3.7 Legal Proceedings. There are no (a) actions, suits, claims, hearings, arbitrations or audits, or, to the Knowledge of the Company, inquiries, examinations or investigations, or other proceedings (each, a “Proceeding”), pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or its or their properties or assets or, to the Knowledge of the Company, against any officer or director of the Company or its Subsidiaries, or (b) Orders or settlements to which the Company or any of its Subsidiaries is a party or subject to or by which any of their properties or assets are bound, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Compliance With Laws; Permits.

(a) Each of the Company and its Subsidiaries is, and since June 1, 2015, has been in compliance with all Laws and Orders applicable to it or its assets, properties, business or operations, except for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This Section 3.8(a) does not apply to tax matters (which is subject to Section 3.9), employee benefits matters (which is subject to Section 3.10), environmental matters (which is subject to Section 3.11), labor matters (which is subject to Section 3.12), intellectual property matters (which is subject to Section 3.13) or nuclear- and energy-related regulatory matters (which is subject to Section 3.20). Since June 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any material violation of any applicable Law or Order.

(b) The Company and its Subsidiaries are in possession of all Company Permits, except where the failure to have any such Company Permit has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Company Permits are valid and in full force and effect, no default (with or without notice or lapse of time or both) has occurred under any such Company Permit, and no suspension or cancellation of such Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in full force and effect, default, suspension or cancellation has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries are and have been in compliance with the terms and requirements of such Company Permits, except where the failure to be in compliance has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Tax Matters.

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete; (ii) each of the Company and its Subsidiaries has timely paid, or has caused to be timely paid on its behalf (taking into account any extension of time within which to file) all Taxes required to be paid by it (whether or not shown to be due on any Tax Return); (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved against in accordance with GAAP in the Company SEC Documents; and (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (v) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (vi) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement, except that Talen Energy Holdings, Inc. and PPL Energy Supply, LLC were “controlled corporations” in the Distribution and the Internal Distribution, respectively (as such terms are defined in the Transaction Agreement); (vii) neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement (other than (A) any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes, (B) any agreement solely between or among any of the Company and its Subsidiaries and (C) the obligations set forth in the Transaction Agreement and the Separation Agreement); (viii) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and (ix) neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law) or as a transferee or successor, except that, prior to and on the date of the Distribution (as defined in the Transaction Agreement), the Company and certain of its Subsidiaries were members of the consolidated federal income tax return group of which PPL Corporation is the common parent.

(b) For purposes of this Agreement: (i) “Taxes” shall mean all federal, state, local or foreign taxes, charges, imposts, levies or other assessments in the nature of tax, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes or any tax based upon, measured by or calculated with respect to the generation of electricity, and all interest, penalties, fines, or additions to tax imposed by any Governmental Authority in connection with any of the foregoing and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

Section 3.10 Employee Benefits Matters.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Plans. Section 3.10(a) of the Company Disclosure Schedule separately sets forth a true and complete list of all Multiemployer Plans to which the Company or any of its Subsidiaries makes, or has an obligation to make, contributions or with respect to which the Company or any of its Subsidiaries have, or would reasonably be expected to have, any material liability, contingent or otherwise (each, a “Company Multiemployer Plan”). Within 60 days following the date of this Agreement, the Company will make available to the Parent a list of contributions required to be made by the Company or any of its Subsidiaries to each Company Multiemployer Plan since June 1, 2015.

(b) The Company has made available to Parent correct and complete copies of, as applicable, (i) the current plan and trust document for each written Company Plan (or, to the extent that no such copy exists, an accurate written description thereof), (ii) the most recent Form 5500 or other applicable annual reports required to be filed with respect to each Company Plan, (iii) the most recent actuarial report for such Company Plan, if applicable, (iv) the most recent summary plan description for each Company Plan for which a summary plan description is required, and (iv) any material correspondence to or from any Governmental Authority relating to any Company Plan since June 1, 2015.

(c) The Company and its Subsidiaries have not incurred any material withdrawal liability with respect to any Company Multiemployer Plans that has not been satisfied in full. The Company and its Subsidiaries have timely made all required contributions to all Company Multiemployer Plans in all material respects. To the Knowledge of the the Company, Company Multiemployer Plan (i) has received a notice of insolvency or (ii) is “endangered” or in “critical status” under Section 432 of the Code. For each Company Multiemployer Plan, the Company has made available to Parent correct and complete copies of all material information that has been provided to the Company or any of its Subsidiaries regarding any assessed or potential withdrawal liability under such Company Multiemployer Plan.

(d) Each Company Plan has been administered in compliance in all material respects with its terms and in compliance in all material respects with applicable Laws. There are no pending or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) with respect to any Company Plans.

(e) All Company Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or may rely on a favorable opinion letter issued by the IRS and, to the Knowledge of the Company, no circumstances exist that are likely to adversely affect the qualified status of any such Company Plan under Section 401(a) of the Code. The Company has made available to Parent a correct and complete copy of the most recent determination or opinion letter received from the IRS with respect to each Company Pension Plan. Each trust funding a Company Plan that is intended to be tax exempt under Section 501(c)(9) of the Code (i) has received, has applied for, or will timely apply for a favorable determination letter from the IRS recognizing its exempt status, (ii) has been drafted and operated in all material respects in compliance with the requirements of Section 501(c)(9) of the Code and (iii) to the Knowledge of the Company, no circumstances exist that are likely to adversely affect the exempt status of such trust.

(f) No material liability under Title IV of ERISA, the Code or other applicable Laws has been incurred by the Company or any of its Subsidiaries that has not been satisfied in full, and no condition exists that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect under Title IV of ERISA, other than liability for premiums due to the Pension Benefit Guaranty Corporation. No material assets of the Company or its Subsidiaries are or would reasonably be expected to be subject to a lien pursuant to the Code or ERISA with respect to any Company Plan. No Company Plan subject to Title IV of ERISA (a “Title IV Company Plan”) has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), or failed to timely satisfy the minimum funding standard (within the meaning of Section 302 of ERISA or Sections 412 and 430 of the Code), in each case whether or not waived. No Company Plan is “at risk” under Section 430 of the Code.

(g) No Company Plan provides for, and the Company and its Subsidiaries are not otherwise obligated to provide, any gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) No Company Plan obligates the Company or its Subsidiaries to provide any current or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(i) The consummation of the Transactions will not, either alone or in combination with any other event, except as expressly provided in this Agreement, (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay or any other payment under a Company Plan upon such consummation or upon any termination of employment in connection with such consummation, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such current or former employee, director or independent contractor or result in the forgiveness of any indebtedness of any such employee, director or independent contractor, or (iii) result in payments or benefits that will be made by the Company or any of its Subsidiaries which would not be deductible for federal income tax purposes by virtue of Section 280G of the Code.

Section 3.11 Environmental Matters.

(a) The Company and its Subsidiaries are, and since June 1, 2015 have been, in compliance with all applicable Environmental Laws, including with respect to maintaining and complying with all Company Permits required by Environmental Laws for the conduct of their respective businesses as they are now being conducted, except where the failure to comply or maintain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no Proceeding before any Governmental Authority alleging a violation of, or liability under, Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) there is no Order imposed by any Governmental Authority upon the Company or any of its Subsidiaries relating to any alleged violation by the Company or any of its Subsidiaries of, or liability of the Company or any of its Subsidiaries under, Environmental Laws, (iii) neither the Company nor any of its Subsidiaries has received any written notice alleging a violation of, or liability under, Environmental Laws, the subject matter of which remains unresolved and (iv) neither the Company nor any of its Subsidiaries are responsible for remediating a Release of Hazardous Materials at any property pursuant to any Environmental Laws, and (v) neither the Company nor any of its Subsidiaries has Released, and to the Company’s Knowledge, there otherwise has been no Release of, any Hazardous Materials, at any real property leased, sub-leased or operated or currently or formerly owned by the Company or its Subsidiaries, in each case in violation of Environmental Laws and in any manner that would reasonably be expected to give rise to any remedial obligation or liability of the Company or its Subsidiaries under Environmental Laws.

Section 3.12 Labor Matters.

(a) Section 3.12 of the Company Disclosure Schedule sets forth a true and complete list of, as of the date of this Agreement, each collective bargaining agreement or collective bargaining relationship or other Contract with a labor union or representative of employees to which the Company or any of its Subsidiaries is a party or bound. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all collective bargaining agreements to which each is subject. To the Knowledge of the Company, no union organizing or decertification activities are underway or threatened with respect to any employees of the Company or any of its Subsidiaries and no such activities have occurred since June 1, 2015. There are no strikes, slowdowns, picketing, work stoppages, lockouts or material labor disputes, or, to the Company’s Knowledge, threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and no such disputes have occurred since June 1, 2015. Since June 1, 2015, neither the Company nor any of its Subsidiaries has implemented any layoffs requiring notice under the Worker Adjustment and Retraining Notification Act or any similar applicable Law (collectively, the “WARN Act”).

(b) No material claim, complaint, charge or investigation is pending, or, to the Knowledge of the Company, threatened in writing by any Person against the Company or any of its Subsidiaries or any Company Benefit Plan under any Law governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, worker classification, wages, hours, occupational safety and health or immigration, and the Company and its Subsidiaries is, and has been since June 1, 2015, in compliance in all material respects with such Laws.

Section 3.13 Intellectual Property; Data Privacy and Information Security.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all patents, patent applications, registered trademarks and applications therefor, domain names and registered copyrights and applications therefor owned by the Company or any of its Subsidiaries (collectively, “Registered Intellectual Property”). To the Knowledge of the Company, the Registered Intellectual Property is valid, subsisting and enforceable. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate, and since June 1, 2015 has not infringed, misappropriated or otherwise violated, any other Person’s Intellectual Property; (ii) there is no claim of such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries; (iv) no claims of Intellectual Property infringement, misappropriation or other violation are pending or, to the Knowledge of the Company, threatened against any Person by the Company or any of its Subsidiaries; (v) the consummation of the Transactions shall not terminate or adversely affect the ownership or use of the Intellectual Property owned by the Company or any of its Subsidiaries or the rights of the Company or any of its Subsidiaries to use Intellectual Property licensed to the Company or any of its Subsidiaries, as applicable; and (vi) the Company and each of its Subsidiaries have taken commercially reasonable steps to protect the trade secrets and confidential information used or held for use in the businesses of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or have a license, subscription or other valid right to use all Intellectual Property used by them in the conduct of their business in the ordinary course.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries has complied with the Company’s and each of its Subsidiaries’ own privacy policies and Laws applicable to the Company or any of its Subsidiaries regarding personally identifiable information, including any data privacy Laws or consumer privacy Laws; (ii) the Company and each of its Subsidiaries have implemented and maintain commercially reasonable security measures and policies to protect all personally identifiable information owned, collected, stored, controlled or processed by them or on their behalf from and against unauthorized access, use or disclosure; (iii) neither the Company nor any of its Subsidiaries has been legally required to provide any notices to data owners in connection with any unauthorized disclosure of, or access to, personally identifiable information; and (iv) since June 1, 2015, there has been no failure, material substandard performance, or breach of any computer systems of the Company or its Subsidiaries or their contractors that has caused any material disruption to the businesses of the Company or its Subsidiaries or resulted in any unauthorized disclosure of or access to any data owned, collected, stored, controlled or processed by or on behalf of the Company or any of its Subsidiaries.

Section 3.14 Antitakeover Statutes. Neither Section 203 of the DGCL nor, to the Knowledge of the Company, any other anti-takeover, moratorium, fair price, control share, interested shareholder or similar Law (an “Anti-Takeover Statute”) is, or at the Effective Time

will be, applicable to the Company with respect to this Agreement or the Transactions. The Company has not adopted a shareholder rights plan.

Section 3.15 Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries, as applicable, has valid leasehold title in and to all of the real property leased or subleased by it as lessee or sublessee (the “Leased Real Property”, and the Contracts pursuant to which the Leased Real Property is leased or subleased by any of the Company and its Subsidiaries, the “Leases”), free and clear of all Liens (except in all cases for Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all Leases are valid and in full force and effect against the Company or such Subsidiaries, as applicable, and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such Leases, any existing default by the Company or applicable Subsidiary or, to the Company’s Knowledge, the counterparties thereto, or any fact or circumstance which, with notice or lapse of time or both, would become a default by the Company or applicable Subsidiary thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable fee simple title in and to all of real property owned in fee by it (the “Owned Real Property”), free and clear of all Liens, except Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title in and to all easements, rights-of-way and other interests or estates in real property (other than the Leased Real Property and the Owned Real Property) owned or otherwise held by it (the “Other Real Property” and, together with the Leased Real Property and the Owned Real Property, the “Real Property”), free and clear of all Liens, except Permitted Liens. Except for Permitted Liens, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy the Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal or other contractual rights or obligations to purchase, sell, lease, assign or otherwise encumber (except for Permitted Liens) any Real Property that is material to the business of the Company and its Subsidiaries or any portion thereof or interest therein, and neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase, sell, lease, assign or otherwise encumber (except for Permitted Liens) any Real Property or interest therein. There is no pending, or to the Company’s Knowledge threatened, condemnation, eminent domain or similar proceeding affecting any of the Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.16 Contracts.

(a) Except for this Agreement and for the Contracts filed as exhibits to the Filed Company SEC Documents, Section 3.16 of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent prior to the date hereof true and complete copies (including, for the avoidance of doubt, all amendments, modifications, extensions or renewals with respect thereto) of:

(i) each Contract which is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts in any material respect the ability of the Company or any of its Subsidiaries to engage in or compete in any business or with any Person in any geographical area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party, (C) provides for “exclusivity”, rights of first refusal or offer or any similar requirement or right in favor of any third party, or (D) contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(iii) each Contract to which the Company or any of its Subsidiaries is a party (other than an Energy Marketing and Trading Contract) that provides for payments to or from the Company or any its Subsidiaries in excess of $20,000,000 in the aggregate after the date of this Agreement;

(iv) each Contract creating, guaranteeing or securing Indebtedness of the Company or any of its Subsidiaries (other than Indebtedness solely between the Company and any of its wholly owned Subsidiaries or between the Company’s wholly owned Subsidiaries);

(v) each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(vi) each Contract with respect to the creation, formation, governance or control of any partnerships, joint ventures or similar arrangements with third parties;

(vii) each Contract that (A) relates to the acquisition, directly or indirectly, of assets (other than in the ordinary course of business) or capital stock or other securities (by merger, capital contribution or otherwise) of any Person with a total consideration of more than $20,000,000 in the aggregate after the date of this Agreement; (B) relates to the disposition (except in the ordinary course of business) after the date of this Agreement, directly or indirectly, of assets of the Company or its Subsidiaries with a total consideration of more than $20,000,000 in the aggregate or any capital stock or other securities (by merger, capital contribution or otherwise) of the Company or its Subsidiaries or (C) contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing;

(viii) any Contract not entered into in the ordinary course of business that requires the Company or any of its Subsidiaries to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person in excess of $5,000,000;

(ix) any Contract that limits or otherwise restricts (A) the payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries, (B) the granting of material Liens on any property or asset of the Company or its Subsidiaries or (C) the issuance of guarantees by any of the Subsidiaries of the Company;

(x) any Contract entered into since June 1, 2015 that relates to the sale, transfer or other disposition of a business or assets by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $20,000,000;

(xi) any material Contract for the supply of water or utility services, in each case, that relates to the use, ownership, operation or maintenance of any electric generating facility that is owned or operated by the Company or any of its Subsidiaries (each, a “Talen Energy Facility”);

(xii) any Lease for Leased Real Property that is material to the business of the Company and its Subsidiaries;

(xiii) any interconnection Contract that relates to any Talen Energy Facility;

(xiv) any energy management agreement or any other Contract providing for the management, maintenance or operation of any Talen Energy Facility (or the output thereof) by a third party;

(xv) any Energy Marketing and Trading Contract (A) that if entered into on the date of this Agreement would require an exception to or waiver under the Risk Management Policy or (B) with respect to a Specified Energy Marketing and Trading Transaction; and

(xvi) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or other Person in respect of any matter that is material to the business, assets or liabilities of the Company or its Subsidiaries or pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay consideration in excess of $5,000,000.

Each such Contract described in clauses (i) through (xvii) above together with each Contract filed or required to be filed as exhibits to the Filed Company SEC Documents, is referred to herein as a “Company Material Contract”.

(b) Each Company Material Contract (other than any Company Material Contract that has expired in accordance with its terms) is valid, and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity

Exception), except where the failure to be valid, binding, enforceable and in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute a breach or default pursuant to any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Opinion of Financial Advisor. The disinterested directors of the Company Board have received the opinion of Citigroup Global Markets Inc., dated as of the date of this Agreement, to the effect that, as of the date of such opinion, and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the Unaffiliated Stockholders. A signed copy of such opinion will be made available to Parent solely for informational purposes promptly following the date of this Agreement (it being expressly understood that Parent and its Affiliates shall not be entitled to rely on such opinion).

Section 3.18 Brokers and Other Advisors. Except for Citigroup Global Markets Inc., no broker, investment banker, financial advisor or other Person is, directly or indirectly, entitled or will be entitled to any broker’s, finder’s, agent’s, financial advisor’s or other similar fee, commission or charge in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has disclosed to Parent prior to the date hereof all amounts payable (including on a contingent basis) to Citigroup Global Markets Inc. by the Company or any of its Affiliates in connection with the Transactions (other than in a capacity as lender or agent under the Citi Credit Agreement).

Section 3.19 Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement, and approve and consummate the Transactions under applicable Law.

Section 3.20 Regulatory Matters.

(a) Section 3.20 of the Company Disclosure Schedule accurately identifies and describes each Talen Energy Facility.

(b) The Company is not a “public utility” as defined in the FPA. Section 3.20(b) of the Company Disclosure Schedule identifies the Subsidiaries of the Company that are “public utilities” as defined in the FPA and are subject to regulation by FERC as public utilities. Neither the Company nor any of its Subsidiaries (other than Interstate Energy Company) is subject to regulation as a “public utility” or “public service company” (or similar designation)

with respect to its rates, securities issuances or capital structure by any state Governmental Authority.

(c) Each of the Company’s Subsidiaries (other than Subsidiaries of Jade Power Generation Holdings LLC) that sells electric energy, capacity or certain ancillary services at wholesale in interstate commerce (i) is subject to the jurisdiction of FERC under the FPA, (ii) has been authorized by FERC to make wholesale sales of electric energy, capacity and certain ancillary services at market-based rates pursuant to Section 205 of the FPA (“MBR Authority”) and to make wholesale sales of electric energy, capacity and certain ancillary services into the markets in which it sells at market-based rates, subject to the mitigation listed in Section 3.20(c) of the Company Disclosure Schedule, and (iii) except for Talen Energy Marketing, LLC, is an Exempt Wholesale Generator (“EWG”) under the Energy Policy Act of 2005 (the “EPAct 2005”) and either has been determined by order of FERC to be an EWG or has filed with FERC a notification of self-certification of EWG status that is complete and accurate in all material respects. Neither the MBR Authority of the Company and its Subsidiaries nor their respective status as an EWG under the EPAct 2005 is the subject of any pending or, to the Knowledge of the Company, threatened, Proceeding to revoke or modify such status. To the Knowledge of the Company, there are no facts that are reasonably likely to cause the Company or any of its Subsidiaries to lose its MBR Authority or its status as an EWG under the EPAct 2005.

(d) Since June 1, 2015, the operation of Susquehanna Steam Electric Station (“Susquehanna”) is and has been conducted in compliance in all material respects with applicable health, safety, regulatory and other requirements under applicable Laws. Such requirements under applicable Laws include the NRC Licenses, and all regulations, requirements and Orders related in any way to the NRC Licenses or Susquehanna, and all obligations of Susquehanna Nuclear, LLC (“Susquehanna Nuclear”), as the operator of Susquehanna, pursuant to contracts with the United States Department of Energy for the disposal of spent nuclear fuel and high-level radioactive waste, and any Laws of the State of Pennsylvania or any agency thereof. The operations of Susquehanna are not and since June 1, 2015 have not been the subject of either any material notice of violation that has not been addressed by corrective actions or any material request for information from the NRC or any other agency with jurisdiction over such facility. Susquehanna Nuclear maintains, and is in compliance in all material respects with, emergency plans designed to protect the health and safety of the public in the event of an unplanned release of radioactive materials and such plans are in compliance in all material respects with the NRC’s rules and regulations.

(e) Since June 1, 2015, (i) Susquehanna Nuclear’s Qualified Decommissioning Fund consists of one or more trusts that are validly existing and in good standing under the Laws of their respective jurisdictions of formation with all requisite authority to conduct their affairs as they now do; (ii) Susquehanna Nuclear’s Qualified Decommissioning Fund satisfies the requirements necessary for such fund to be treated as a “Nuclear Decommissioning Reserve Fund” within the meaning of Code Section 468A(a) and as a “Nuclear Decommissioning Fund” and a “Qualified Nuclear Decommissioning Fund” within the meaning of Treasury Regulation Section l.468A-l(b)(3); (iii) Susquehanna Nuclear’s Qualified Decommissioning Fund is in compliance in all material respects with all applicable rules and regulations of any Governmental Authority having jurisdiction, including the requirements of the

NRC with respect to the minimum funds for radiological decommissioning and NRC license termination and the requirements of the IRS, (iv) Susquehanna Nuclear’s Qualified Decommissioning Fund has not engaged in any acts of “self-dealing”, as defined in Treasury Regulation Section 1.468A- 5(b)(2); and (v) no “excess contribution”, as defined in Treasury Regulation Section 1.468A-5(c)(2)(ii), has been made to Susquehanna Nuclear’s Qualified Decommissioning Fund which has not been withdrawn within the period provided under Treasury Regulation Section 1.468A-5(c)(2)(i).

(f) The Company has heretofore made available to Parent a correct and complete copy of Susquehanna Nuclear’s decommissioning trust agreements.

(g) Since June 1, 2015, Susquehanna Nuclear or The Bank of New York Mellon, the Trustee of the Susquehanna Nuclear’s Qualified Decommissioning Fund (the “Trustee”), has filed or caused to be filed with the NRC, the IRS and any other applicable Governmental Authority all material forms, statements, reports, documents (including all exhibits, amendments and supplements thereto) required to be filed by Susquehanna Nuclear or the Trustee of Susquehanna Nuclear’s Qualified Decommissioning Fund. Since June 1, 2015, the Company has not requested a schedule of ruling amounts from the IRS for Susquehanna Nuclear’s Qualified Decommissioning Fund, has not made any contribution to its Qualified Decommissioning Fund pursuant to a schedule of ruling amounts issued by the IRS under Treasury Regulation Section 1.468A-3, and has not made any special transfers pursuant to a schedule of deduction amounts issued by the IRS under Section 468A(f) of the Code and Treasury Regulation Section 1.468A-8.

(h) The Company has made available to Parent a correct and complete statement of assets prepared by the Trustee for Susquehanna Nuclear’s Qualified Decommissioning Fund as of December 31, 2015 and as of March 31, 2016 and will make such a statement available as of the most recently available month end preceding the Closing, and such statements fairly presented and will fairly present as of such dates the financial position of Susquehanna Nuclear’s Qualified Decommissioning Fund. The Company has made available to Parent correct and complete information from which Parent can determine the Tax basis of all assets in Susquehanna Nuclear’s Qualified Decommissioning Fund and will make such information available as of the most recently available month end preceding the Closing.

(i) Susquehanna Nuclear’s Qualified Decommissioning Fund does not include funds specifically designated for obligations other than radiological decommissioning as required by the NRC for license termination.

(j) Susquehanna Nuclear maintains funds, either in its Qualified Decommissioning Fund or in another fund, in excess of the amounts needed to satisfy (i) NRC requirements for radiological decommissioning of Susquehanna and NRC license termination and (ii) the estimated costs of spent fuel management after Susquehanna permanently ceases operation, decommissioning of the Susquehanna independent spent fuel storage installation, and non-radiological site restoration.

(k) Susquehanna Nuclear does not maintain any funds for radiological decommissioning and NRC license termination in any nonqualified decommissioning trusts.

Section 3.21 Risk Management Policy.

(a) The Company Board has adopted the Risk Management Policy that established risk parameters, limits and guidelines with respect to the management of the risk exposures related to commodity prices and volumes, interest rates, foreign currency exchange rates, liquidity and counterparty credit in connection with the business activities of the Company and its Subsidiaries. The Company has, prior to the date of this Agreement, provided Parent with a true and complete copy of the Risk Management Policy, which has not been amended, modified or otherwise supplemented in any material respect since its adoption on June 1, 2015.

(b) Since June 1, 2015, the Company and its Subsidiaries have not engaged in any Energy Marketing and Trading Transactions other than transactions of the type permitted under the Risk Management Policy. Since June 1, 2015, all Energy Marketing and Trading Transactions of the Company and its Subsidiaries have been entered into in the ordinary course of business and within the risk limits that are set forth in, and otherwise in compliance in all material respects with, the Risk Management Policy, except for waivers or exceptions granted or utilized in accordance with the terms of the Risk Management Policy (which waivers and exceptions, and the Energy Marketing and Trading Transactions undertaken pursuant thereto, since June 1, 2015 and prior to the date of this Agreement, are set forth in Section 3.21(b) of the Company Disclosure Schedule).

(c) As of the date of this Agreement, the Company has provided to Parent (i) good faith calculations and listings of the EMT Information and (ii) a statement of the Secured EMT Information that is true and correct in all material respects, in the case of the immediately preceding clauses (i) and (ii), determined as of the close of business on May 27, 2016 for all then-outstanding Energy Marketing and Trading Transactions of the Company and its Subsidiaries. The Company has provided to Parent true and complete copies of all compliance monitoring and violation reports and all other material portfolio reports, risk limit reports, credit reports, risk management committee reports prepared for, or provided to, the Risk Management Committee (as defined in the Risk Management Policy) or the Company Board since June 1, 2015.

Section 3.22 Information in Proxy Statement and Schedule 13E-3. Each of the Proxy Statement, as of the date of filing and as of the date of mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, and the Schedule 13E-3, as of the date of filing, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that the Company does not make any representation or warranty with respect to any information supplied by or on behalf of Parent or Merger Sub or any of their respective Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3. Each of the Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.23 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that:

Section 4.1 Organization, Standing and Corporate Power. Each Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority necessary to own or lease all of its properties and assets and to carry on its businesses as now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its businesses as now being conducted. Parent and Merger Sub are duly qualified to do business and each is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary limited liability company or corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary limited liability company or corporate action by Parent and Merger Sub (including by the sole member of each Parent and the board of directors of Merger Sub and by Parent, as the collective sole stockholder of Merger Sub), and no other limited liability company or corporate action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement, subject only to the adoption and approval of this Agreement by Parent as the sole stockholder of Merger Sub, which will occur promptly following the execution of this Agreement, and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that such enforceability is subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of equity units of Parent is necessary to adopt this Agreement, and approve and consummate the Transactions.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of formation and limited liability company agreement or certificate of incorporation and bylaws of Parent or Merger Sub, respectively, in each case as amended to the date of this Agreement, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, conflict with or violate any Law or Order applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or its or their properties or assets are bound or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, result in any loss of benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which their properties or assets or bound, other than, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3 Governmental Approvals. Except for (a) the filing with the SEC of the Proxy Statement and, if required, the Schedule 13E-3, and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of NYSE, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (c) the Regulatory Approvals, no consents or approvals of, or filings, declarations or registrations with, or notifications to, any Governmental Authority or any regional transmission organization or independent system operator are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the performance by Parent and Merger Sub of their obligations pursuant to this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Legal Proceedings. As of the date of this Agreement, there are no (a) Proceedings pending, or, to the Knowledge of Parent, threatened against Parent or Merger Sub or its or their properties or assets or, to the Knowledge of Parent, against any officer or director of Parent or Merger Sub, or (b) Orders or settlements to which Parent or Merger Sub is a party or subject to or by which any of their properties or assets are bound, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Brokers and Other Advisors. Except for Goldman, Sachs & Co. and RBC Capital Markets, no broker, investment banker, financial advisor or other Person is, directly or indirectly, entitled or will be entitled to any broker’s, finder’s, agent’s, financial advisor’s or other similar fee, commission or charge in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.6 Subsidiaries. Parent collectively owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.7 Financing.

(a) Concurrently with the execution of this Agreement, Parent has delivered to the Company true, correct and complete copies of an executed debt commitment letter dated as of the date hereof and corresponding fee letter dated as of the date hereof (with only the fee amounts, pricing caps and other economic “flex” terms redacted (none of which redacted provisions would adversely affect the amount, conditionality or availability of the Debt Financing (as defined below))) from the financial institutions identified therein (together with all exhibits and schedules thereto, collectively, the “Debt Commitment Letter”) to provide, subject to the terms and conditions therein, debt financing to the Company or its Subsidiaries in the amounts set forth therein for the purpose of funding, in part, the Transactions (the “Debt Financing”). As of the date hereof, the Debt Commitment Letter has not been amended or modified and the commitments contained in such letter have not been withdrawn, terminated or rescinded in any respect. Parent or Merger Sub has fully paid or caused to be fully paid any and all commitment fees or other fees required to be paid in connection with the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the aggregate net proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter) committed to be delivered pursuant to the Debt Commitment Letter (such amount, the “Required Amount”), together with the amount of Undrawn Capacity and Unrestricted Cash and Cash Equivalents, immediately after the Closing, assuming the Pro Forma Liquidity Amount equals no less than $350,000,000 less the Affected STF Amount (assuming for purposes of determining the Pro Forma Liquidity Amount, the funding of at least $250,000,000 in connection with the Debt Financing) after the payment of the Aggregate Consideration Amount in accordance with Article II and any Transaction Costs, will provide sufficient funds required for consummation of the Transactions in accordance with this Agreement and the Debt Commitment Letter, including (a) the payment of the Aggregate Consideration Amount, (b) the repayment of any Indebtedness of the Company or its Subsidiaries required by its terms, or contemplated by this Agreement or the Debt Commitment Letter, to be repaid or refinanced on the Closing Date and (c) the payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation or its Subsidiaries in connection with the Transactions, including the Debt Financing. As of the date hereof, the Debt Commitment Letter is a valid and binding obligation of Parent and Merger Sub and, to the Knowledge of Parent, each of the other parties thereto and is in full force and effect, in each case, subject to the Bankruptcy and Equity Exception. As of the date hereof, (x) there is no default or breach under the Debt Commitment Letter by Parent or Merger Sub or any of their respective Affiliates, or, to the Knowledge of Parent, any other parties thereto, and (y) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub, any of their respective Affiliates or, to the Knowledge of Parent, any other parties thereto, under the Debt Commitment Letter, or a failure of any condition to the Debt Financing. As of the date hereof, Parent has no Knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 and the completion of the Marketing Period, would be reasonably likely to result in any of the conditions set forth in the Debt Commitment Letter not being satisfied or the funding contemplated in the Debt Commitment Letter not being made available on the Closing Date. As of the date hereof, the Debt Commitment Letter is not subject to any conditions precedent to the obligations of the parties thereunder (including pursuant to any flex provisions in the related fee letter or otherwise) to make the full amount of the Debt Financing available at the Closing, or any contingencies that would permit the parties thereto to reduce the amount of the Debt Financing, other than as expressly set forth therein. As of the date hereof, there are no side letters, arrangements or other Contracts to which Parent, Merger Sub or any of their respective Affiliates is a party (a) which are related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter (and the related fee letter) or (b) that would reasonably be expected to adversely affect the timing of Closing, other than as expressly set forth in the Debt Commitment Letter.

(b) Parent has delivered to the Company a correct and complete signed copy of the Citi Credit Agreement Amendment, which assuming due authorization, execution and delivery thereof by the parties thereto (including the Company or its applicable Subsidiaries) and satisfaction by the Company and its applicable Subsidiaries of the conditions precedent set forth in Sections 5.1(b) and 5.1(c) thereof, is a valid and binding obligation of the parties thereto, enforceable against the parties thereto in accordance with its terms (subject to the Bankruptcy and Equity Exception).

Section 4.8 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Guarantee, dated as of the date of this Agreement, which has been duly executed and delivered by the Guarantor. The Guarantee is valid, binding and in full force and effect as of the date hereof and is enforceable against the Guarantor in accordance with its terms except to the extent that such enforceability is subject to the Bankruptcy and Equity Exception. As of the date hereof, there is no default or breach under the Guarantee by the Guarantor and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach under the Guarantee by the Guarantor.

Section 4.9 Solvency. Assuming (a) the accuracy at Closing of the representations and warranties of the Company set forth in Article III and any certificate delivered pursuant to this Agreement, (b) the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, (c) the accuracy in all material respects, as of the Effective Time and immediately following the Closing, of the information that is required under paragraph 5(a) and (b) of Exhibit B to the Debt Commitment Letter as in effect on the date hereof and (d) that any estimates, projections and other forecasts and plans of the Company and its Subsidiaries provided or made available to Parent by or on behalf of the Company prior to the date hereof have been prepared in good faith and based upon assumptions that were and continue to be reasonable immediately prior to Closing, then immediately after giving effect to the Transactions, including the Debt Financing, any alternative financing and any fees incurred in connection with the Transactions, the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent.

Section 4.10 Information in Proxy Statement and Schedule 13E-3. None of the information to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, as of the date of filing and as of the date of mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, and none of the information to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 13E-3 will, as of the date of filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.11 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plan information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plan information, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plan information), except as otherwise set forth herein. Accordingly, Parent and Merger Sub hereby acknowledge that, except as otherwise set forth in this Agreement or any certificate delivered pursuant to this Agreement, none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plan information (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plan information).

Section 4.12 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as expressly contemplated or required by this Agreement, as required by applicable Law or as set forth in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents (which consent shall not be unreasonably withheld, delayed or conditioned) in writing, the Company shall (and shall cause its Subsidiaries to) conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course and, to the extent consistent thereunder, use reasonable best efforts to preserve intact its present lines of business, maintain its rights and franchises, retain the services of its key personnel and preserve satisfactory relationships with Governmental Authorities, employees, customers and suppliers, and except as expressly contemplated or required by this Agreement, as required by applicable Law or as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, unless Parent otherwise consents in writing (which consent, other than in the case of clauses (i), (ii), (iii), (iv), (v), (vi)(B), (viii), (xiii)(A), (xiv), (xviii), and, to the extent related to the foregoing clauses, clauses (xvi) and (xxix), shall not be unreasonably withheld, delayed or conditioned):

(i) issue, transfer, dispose of, sell, pledge, grant, lease, license, guarantee or encumber (or make payments based on the value of), or authorize the issuance, transfer, disposal of, sale, pledge, grant, lease, license, guarantee or encumbrance (or making of payments based on the value) of any shares of capital stock, or other equity or voting securities or equity or voting interests of the Company or its Subsidiaries (other than issuances of such securities solely to the Company or a wholly owned Subsidiary of the Company) or any Company Equity Awards (or any other equity-based awards), any Voting Company Debt or Voting Subsidiary Debt or any Contingent Company Equity or Contingent Subsidiary Equity (other than the issuance of shares of Company Common Stock upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the Measurement Date or permitted to be issued after the Measurement Date in accordance with the terms of this Agreement, in each case, in accordance with their terms);

(ii) except for transactions solely among the Company and its direct or indirect wholly owned Subsidiaries or solely among the Company’s direct or indirect wholly owned Subsidiaries, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting securities or equity or voting interests or Contingent Company Equity or Contingent Subsidiary Equity, other than (A) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Options in order to pay the exercise price of Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the Company of Company Equity Awards, and (C) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards, in each case in accordance with their terms;

(iii) (A) other than dividends or distributions by a wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company, declare, authorize, establish a record date for, set aside for payment or pay any dividend on, or make any other distribution (in cash, stock or other equity, property or a combination thereof) in respect of, any shares of its capital stock or other equity or voting securities or equity or voting interests or any Contingent Company Equity or Contingent Subsidiary Equity, or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting securities or equity or voting interests or any Contingent Company Equity or Contingent Subsidiary Equity;

(iv) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, any such Indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, other than (A) borrowings under, and letters of credit issued pursuant to, the Credit Facilities, in each case, in the ordinary course of business, (B) interest rate hedging arrangements that are not speculative in nature entered into on customary commercial terms in the ordinary course of business and not to exceed $25,000,000 in aggregate notional amount, (C) capital leases entered into in the ordinary course of business and (D) Indebtedness set forth on Section 5.1(a)(iv) of the Company Disclosure Schedule;

(v) make any loans or advances to, or provide any credit support for, or investments in, any Person (other than any of the Company’s wholly owned Subsidiaries);

(vi) (A) sell, lease (as lessor), license or otherwise dispose of (including through “spin-off”), or exchange or swap any properties or assets of the Company or any of its Subsidiaries having a value in excess of $5,000,000 individually or $20,000,000 in the aggregate, except sales or other dispositions of (1) inventory in the ordinary course of business, (2) excess or obsolete properties or assets, or (3) pursuant to Contracts in force on the date of this Agreement and set forth on Section 5.1(a)(vi) of the Company Disclosure Schedule (as such Contracts are in effect on the date of this Agreement), correct and complete copies of which Contracts have been provided to Parent prior to the date hereof, (4) properties or assets by the Company or any of its wholly owned Subsidiaries to the Company or any other wholly owned Subsidiary of the Company or (5) pursuant to Energy Marketing and Trading Transactions permitted by the EMT Provisions or (B) without limiting Section 5.1(a)(xxiii), pledge, mortgage, encumber or otherwise subject to any Lien (other than a Permitted Lien) any properties or assets of the Company or any of its Subsidiaries;

(vii) (A) amend the Capital Expenditure Plan in any material respect or (B) make, commit to or authorize capital expenditures (1) for any purpose other than substantially as contemplated in the Capital Expenditure Plan (as in effect on the date of this Agreement) or (2) in aggregate amounts in excess of 120% of the amount budgeted in the Capital Expenditure Plan;

(viii) make any acquisition (including by merger) of (A) the capital stock or a material portion of the assets of any other Person or (B) any other properties or assets of any other Person (other than the Company or any of its wholly owned Subsidiaries) for consideration in excess of $25,000,000 in the aggregate (other than with respect to Energy Marketing and Trading Transactions permitted by the EMT Provisions), except for (x) acquisition of supplies, parts, fuel, materials and other inventory in the ordinary course of business, (y) capital expenditures made in accordance with Section 5.1(a)(vii) or (z) pursuant to Contracts in force on the date of this Agreement and set forth on

Section 5.1(a)(viii) of the Company Disclosure Schedule (as such Contracts are in effect on the date of this Agreement), correct and complete copies of which Contracts have been provided to Parent prior to the date hereof;

(ix) except as required pursuant to applicable Law or any applicable collective bargaining agreement or Company Plan in effect as of the date hereof and set forth on Section 3.12 or Section 3.10(a) of the Company Disclosure Schedule, respectively, (1) increase or commit to increase the compensation, wages, incentive compensation or benefits of any of its directors, employees or independent contractors (provided that payments of bonuses in the ordinary course in accordance with the terms of Section 5.1(a)(ix) of the Company Disclosure Schedule shall not constitute an increase in compensation), (2) establish, adopt, enter into, terminate, extend, renew, materially amend or take any action to accelerate the vesting, funding or payment of any compensation or benefits under, any Company Plan (or any plan or agreement that would constitute a Company Plan if in effect as of the date hereof), (3) grant, pay or increase any severance, change in control, retention, bonus, termination or similar compensation or benefits payable to any of its directors, employees or independent contractors, (4) terminate (other than termination for cause) the employment of any employee employed by the Company or any of its Subsidiaries having an annualized base salary in excess of $200,000, (5) hire any employee to be employed by the Company or any of its Subsidiaries having an annualized base salary in excess of $200,000, other than to replace a departing employee, (6) fund, or agree to provide any funding for, any compensation or benefits, including any “rabbi” or similar trust or other funding agreement or (7) effect any facility closings or employee layoffs that would implicate the WARN Act;

(x) enter into, amend or terminate any collective bargaining agreement or similar labor agreement or any other Contract with any labor union, works council or other labor organization;

(xi) adopt or amend in any material respect the Company Stock Plan or any other equity compensation plan;

(xii) (A) make any changes to working capital policies or manage working capital, payables or receivables, other than in the ordinary course of business, including with respect to revenue recognition, the timing of payment of accounts payable and the timing of collection of accounts receivable and the maintenance of inventory, or (B) make any change to its methods of accounting in effect at December 31, 2015, except, in each case, as required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;

(xiii) (A) amend the Company Charter Documents or (B) amend in any material respect the organizational documents of any of its Subsidiaries;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation or other reorganization, other than any liquidations or dissolutions, mergers, consolidations or other reorganizations solely among the Company and its wholly owned Subsidiaries or solely among its wholly owned Subsidiaries;

(xv) except as required by Law, make or change any material Tax election, change any material method of Tax accounting, amend any material Tax Return, settle or compromise or abandon any material Tax liability or refund;

(xvi) (A) except as in the ordinary course of business or with respect to Energy Marketing and Trading Contracts as permitted in accordance with the EMT Provisions, enter into, including pursuant to an amendment or supplement (other than any Contract that is otherwise expressly permitted to be entered into pursuant to any other subsection of this Section 5.1(a)), renew, extend, terminate, modify or amend in any material and adverse respect, or waive, release, assign or otherwise forego any material right or claim under, any Company Material Contract or any Contract that, if existing on the date hereof, would have been a Company Material Contract; or (B) amend, supplement or otherwise modify any Contract that is not otherwise a Company Material Contract to contain a Restrictive Provision;

(xvii) subject to and without limiting Section 5.9 and other than with respect to Taxes, which is governed by Section 5.1(a)(xv), waive, release, discharge, pay, compromise, settle or agree to settle any Proceeding, or agree to the entry of any Order (A) requiring payment of any amounts in excess of $1,000,000 individually or $10,000,000 in the aggregate, that are not covered and paid by third-party insurance or by a third-party indemnity or (B) that would impose any material non-monetary obligations on the Company or its Subsidiaries;

(xviii) enter into any new line of business;

(xix) fail to maintain with financially responsible insurance companies (or through self-insurance consistent with past practice), insurance (including outage insurance) with respect to the Company and its Subsidiaries in such amounts and against such risks and losses as are in all material respects customary for companies engaged in the power generation industry;

(xx) other than clerical or administrative modifications or otherwise in a manner that is more restrictive to the Company and its Subsidiaries, amend, supplement or otherwise modify the Risk Management Policy;

(xxi) terminate or suspend, or permit or grant any exception in respect of, the Risk Management Policy, except to the extent that the Company and its Subsidiaries shall at any time cease to comply with the risk limits established in the Risk Management Policy following the occurrence of a Market Dislocation Event, exceptions permitted or granted by the Company’s Risk Management Committee on a temporary basis (subject to notice to Parent) to permit the restoration of compliance with the Risk Management Policy as soon as reasonably practicable in an economically prudent manner following the occurrence of such non-compliance and solely for the purposes of, and to the extent necessary to, reduce risk and restore compliance with the risk limits set forth in the Risk Management Policy (it being understood that the Company or its applicable Subsidiaries shall take no action to increase the risk in respect of any Energy Marketing and Trading Transaction that has triggered (either alone or with other Energy Marketing and Trading Transactions) the need for such temporary exemption and during the period of any such temporary exemption, neither the Company nor any of its Subsidiaries shall be permitted to enter into any new Energy Marketing and Trading Transaction that would otherwise require such temporary exemption other than primarily for the purposes of restoring compliance with the risk limits set forth in the Risk Management Policy);

(xxii) adopt any shareholder rights plan, except (other than with respect to a plan applicable to the Transactions or Parent Related Parties) if the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law;

(xxiii) enter into or assume any Energy Marketing and Trading Contract, or otherwise engage in any Energy Marketing and Trading Transaction, in each case other than (A) in compliance with the Risk Management Policy, (B) to the extent any such Energy Marketing and Trading Contract or Energy Marketing and Trading Transaction, as applicable, entered into after the date of this Agreement does not contain a Restrictive Provision and is not a Specified Energy Marketing and Trading Transaction, (C) to the extent that the obligations of the Company or any of its Subsidiaries in respect of any such Energy Marketing and Trading Contract or Energy Marketing and Trading Transaction entered into after the date of this Agreement are secured, the Company and its Subsidiaries shall have used commercially reasonable efforts to (1) enter into such Energy Marketing and Trading Transactions pursuant to Energy Marketing and Trading Contracts for which EMT Confirmations shall have been obtained or shall not be required to permit or facilitate the Transactions and (2) secure such obligations pursuant to the Secured Trading Facility and (D) to the extent that such Energy Marketing and Trading Transaction is for the sale of natural gas at retail, any associated Hedging Trading or associated natural gas transportation arrangements, in each case in the ordinary course of business consistent with past practice;

(xxiv) terminate, assign or novate any Energy Marketing and Trading Contract or Energy Marketing and Trading Transaction other than (A) in the ordinary course of business with respect to Energy Marketing and Trading Transactions involving the sale of electricity or natural gas at retail and (B) to the extent resulting in a reduction in the percentage (but not below 100%) of the Forecasted Delta Generation that is hedged for the peak or off-peak periods, as applicable, in any month in respect of the Talen Energy Facilities on an aggregate monthly basis in a particular regional transmission organization, independent system operator or balancing authority area;

(xxv) renew, extend, or modify or amend in any material respect, or waive, release or otherwise forego any material right or claim under, any Energy Marketing and Trading Contract or in respect of any Energy Marketing and Trading Transaction, other than (A) in compliance with the Risk Management Policy and (B)

solely to the extent that such amendment, renewal, extension, modification, waiver, release or other action would not (1) create a Restrictive Provision or (2) result in such transaction becoming a Specified Energy Marketing and Trading Transaction (if measured from the date of such amendment, renewal, extension, modification, waiver, release or other action);

(xxvi) materially defer the commencement of any planned maintenance or scheduled outage for Susquehanna;

(xxvii) make any material changes to the fuel supply practices at Susquehanna;

(xxviii) terminate, amend or otherwise modify, or grant any consent or waiver under or in respect of, the Citi Credit Agreement Amendment, the EMT Confirmations or any Enhancement Documents; or

(xxix) agree to take any of the foregoing actions.

(b) Notwithstanding Section 5.1(a), the Company may, and may cause its Subsidiaries to, take commercially reasonable actions that would otherwise be prohibited pursuant to Section 5.1(a)(vi)(A), Section 5.1(a)(vii), Section 5.1(a)(viii)(B), Section 5.1(a)(xxvi) or Section 5.1(a)(xxvii) (and, to the extent related to the foregoing clauses, Section 5.1(a)(xvi) and Section 5.1(a)(xxix)) in order to prevent the occurrence of or mitigate the existence of an emergency situation involving endangerment of life, human health, safety or the environment or the protection of equipment or other assets; provided, however, that the Company shall provide Parent with notice of such emergency situation and any such action taken by the Company or its Subsidiaries as soon as reasonably practicable.

(c) During the period from the date of this Agreement until the Effective Time, no party hereto shall, and no party hereto shall permit its Subsidiaries to, take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by such party or any of its Subsidiaries of the Transactions (it being agreed that Parent’s and Merger Sub’s obligation to consummate the Debt Financing is expressly governed by Section 5.14 and not limited, expanded or qualified by this Section 5.1(c)).

(d) During the period from the date of this Agreement until the Effective Time, the Company shall (and shall cause its Subsidiaries to) use reasonable best efforts to conduct its retail natural gas and electricity businesses in a manner consistent with past practice, including by entering into Energy Marketing and Trading Transactions reasonably expected to cover the risks associated with retail sales of natural gas and electricity by the Company and its Subsidiaries.

Section 5.2 Preparation of the Proxy Statement; Schedule 13E-3; Stockholders Meeting.

(a) Promptly following the date of this Agreement, (i) the Company shall prepare the Proxy Statement, and Parent shall reasonably cooperate with the Company with the preparation of the foregoing and (ii) the Company and Parent shall, if required, jointly prepare the Schedule 13E-3. As promptly as practicable after the date of this Agreement (or such earlier date as the Company determines in its sole discretion), subject to the receipt from Parent and Merger Sub of the information described in this Section 5.2(a), the Company shall file the Proxy Statement with the SEC, and, if required, the Company and Parent shall jointly file the Schedule 13E-3 with the SEC. The Company, with Parent’s cooperation, shall use commercially reasonable efforts to respond as promptly as reasonably practicable to and use reasonable best efforts to resolve all comments received from the SEC or its staff concerning the Proxy Statement as promptly as reasonably practicable and shall respond (with the cooperation of, and after consultation with, each other as provided by this Section 5.2) as promptly as reasonably practicable to and use reasonable best efforts to resolve all comments received from the SEC or its staff concerning the Schedule 13E-3 as promptly as reasonably practicable. Each of the Company and Parent shall promptly provide the other with copies of all correspondence between such party and its Representatives, on the one hand, and the SEC and its staff, on the other hand, and promptly advise the other of any oral comments received by such party and its Representatives from the SEC or its staff, in each case, relating to the Proxy Statement or the Schedule 13E-3, as applicable. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable (and in any event within five (5) Business Days assuming (i) the good faith cooperation of Parent and (ii) that the Company has concluded a “broker search” in accordance with Rule 14a-13 of the Exchange Act, provided that the Company will use it reasonable best efforts to conclude such broker search as soon as reasonably practicable following the filing of the Proxy Statement with the SEC; provided, further, that the Company shall be permitted to delay mailing to the extent necessary to supplement or amend disclosure in the Proxy Statement to reflect new facts or events if the Company has determined in good faith (after consultation with outside legal counsel) that such amended or supplemented disclosure is necessary under applicable Law) after the SEC confirms that it has no further comments on the Proxy Statement; but in no event earlier than the No-Shop Period Start Date. No filing of, or amendment or supplement to, or correspondence with the SEC with respect to the Proxy Statement or the Schedule 13E-3 will be made by the Company or Parent, as applicable, without providing the Company or Parent, as applicable, a reasonable opportunity to review and comment thereon, which comments to the Company or Parent, as applicable, shall consider and implement in good faith; provided, however, that the foregoing shall not apply with respect to a Superior Proposal, a Company Adverse Recommendation Change or any related disclosures covering such matters. Each of Parent, Merger Sub and the Company shall cooperate and consult with each other in connection with the preparation and filing of the Proxy Statement and the Schedule 13E-3, as applicable, including promptly furnishing to each other in writing upon request any and all information relating to a party or its Affiliates as may be required to be set forth in the Proxy Statement or the Schedule 13E-3, as applicable, under applicable Law. If, at any time prior to the Effective Time, any information relating to a party hereto or its Affiliates, officers or directors, should be discovered by such party which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 so that the Proxy Statement or Schedule 13E-3, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall promptly notify the other parties hereto so that an appropriate amendment or supplement may be filed with the SEC describing such information and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) The Company shall, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement, in accordance with applicable Law, the Company Charter Documents and NYSE rules, duly give notice of, convene and hold a meeting of its stockholders to consider and vote upon the adoption of the Merger Agreement for the purpose of obtaining the Company Stockholder Approvals (including any adjournment or postponement thereof, the “Company Stockholders Meeting”), which Company Stockholders Meeting shall be held on a date mutually agreed upon by the Company and Parent that is as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement, but in no event earlier than the Cut-Off Time; provided, however, that the Company shall be permitted to delay, adjourn or postpone convening the Company Stockholders Meeting (i) with the prior written consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting but only for such amount of time as the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law or (iv) for up to ten (10) Business Days to allow additional time to solicit additional proxies if necessary to obtain the Company Stockholder Approvals; provided, further, that the Company shall, if requested by Parent, delay, adjourn or postpone convening the Company Stockholders Meeting (x) for the absence of quorum or (y) for up to ten (10) Business Days to allow additional time to solicit additional proxies if necessary in order to obtain the Company Stockholder Approvals. The Company agrees that no matters shall be brought before the Company Stockholders Meeting other than the adoption of this Agreement, the related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting to solicit additional votes).

(c) The Company Board (or a duly authorized committee thereof) shall, subject to the right of the Company Board to make a Company Adverse Recommendation Change pursuant to Section 5.3, (i) recommend to its stockholders that the stockholders of the Company vote in favor of adoption of this Agreement and that the Company Stockholder Approvals be given (the “Company Board Recommendation”) and (ii) subject to Section 5.3, use reasonable best efforts to obtain the Company Stockholder Approvals, including to solicit from its stockholders proxies in favor of the adoption of this Agreement. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement. The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement.

Section 5.3 Solicitation; Change in Recommendation.

(a) During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on July 12, 2016 (the “Go-Shop Period”), the Company, its Subsidiaries, directors, officers, employees, and other Representatives shall have the right to: (i) solicit, initiate, encourage or facilitate any Alternative Proposal or the making thereof, including by way of furnishing non-public information and other access to any Person pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement; provided that the Company shall provide Parent, substantially concurrently with providing it to any such other Person, any material non-public information with respect to the Company or its Subsidiaries furnished to such other Person which was not previously furnished to Parent, except to the extent providing Parent with such information would violate any federal, state, provincial, municipal, county, local or foreign Law to which the Company or any of its Subsidiaries is subject and (ii) enter into, or otherwise participate in any discussions or negotiations with any Persons or groups of Persons regarding any Alternative Proposal.

(b) Except as expressly permitted by this Section 5.3 (including the final sentence of Section 5.3(b) and Section 5.3(c)), the Company agrees that it shall, and shall cause its Subsidiaries and their directors, officers, employees and other Representatives to, at 12:01 a.m. (Eastern time) on July 13, 2016 (“No-Shop Period Start Date”) immediately cease all existing discussions or negotiations with any Person with respect to any Alternative Proposal and request that all confidential information previously furnished to any such Person be returned or destroyed promptly and shut down any physical or electronic “data room” or analogous access to information. Except as otherwise expressly provided in this Agreement, from the No-Shop Period Start Date until the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 7.1, the Company shall not, and shall cause its Subsidiaries and their directors, officers, employees and other Representatives not to, directly or indirectly, (i) solicit, initiate, propose, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any Alternative Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Alternative Proposal or inquiries regarding or the making, disclosure, submission or consummation of any Alternative Proposal, (ii) engage in, knowingly facilitate, knowingly encourage or otherwise participate in any discussions (except solely to notify such Person of the existence of the provisions of this Section 5.3 without any other or further discussions) or negotiations regarding, or furnish to any Person any non-public information in connection with, any Alternative Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Alternative Proposal, (iii) approve, authorize, endorse, declare advisable, adopt, enter into or recommend, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into or recommend any Alternative Proposal or Company Acquisition Agreement, (iv) adopt resolutions or otherwise take any action to make the provisions of any Anti-Takeover Statute inapplicable to any Alternative Proposal, or (v) resolve, agree or propose to do any of the foregoing. Except as otherwise expressly provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause its Subsidiaries and their directors, officers, employees and other Representatives not to, directly or indirectly, (x) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, except solely to permit a Person to submit an Alternative Proposal to the extent failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, or (y) grant any waiver, amendment or release under any Anti-Takeover Statutes or (z) resolve, agree or propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, if at any time following the No-Shop Period Start Date and prior to obtaining the Company

Stockholder Approvals, the Company or any of its Subsidiaries, or any of its or their respective Representatives receives an Alternative Proposal in writing, which Alternative Proposal did not result from any material breach of this Section 5.3, the Company, its Subsidiaries, directors, officers, employees and other Representatives shall have the right to engage in negotiations and discussions with, or furnish any information and other access to, any Person making such Alternative Proposal and any of its Representatives or potential sources of financing if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal and financial advisors, that such Alternative Proposal is or would reasonably be expected to lead to a Superior Proposal; provided that (x) prior to engaging in any such negotiations or discussions or furnishing any non-public information or access to any such Person, the Company enters into an Acceptable Confidentiality Agreement with the Person making such Alternative Proposal and (y) the Company also provides Parent, substantially concurrently with providing it to any such other Person, any material non-public information or access with respect to the Company and its Subsidiaries furnished to such other Person which was not previously furnished to Parent, except to the extent providing Parent with such information would violate any federal, state, provincial, municipal, county, local or foreign Law to which the Company or any of its Subsidiaries is subject. Notwithstanding the occurrence of the No-Shop Period Start Date, the Company and its Subsidiaries and their respective Representatives may continue to engage in the activities described in Section 5.3(a) with respect to any Excluded Party, including with respect to any amended proposal submitted by any Excluded Party, so long as such Person continues to be an Excluded Party, following the No-Shop Period Start Date until the earlier of 12:01 a.m. (Eastern time) on August 1, 2016 (the “Cut-Off Time”) and the time that such Excluded Party ceases to be an Excluded Party; provided that the Company, its Subsidiaries and their directors, officers, employees and other Representatives comply in all material respects with the requirements of this Section 5.3, including the information requirements of Section 5.3(a). Following the No-Shop Period Start Date, the Company shall, and shall cause its Subsidiaries and their directors, officers, employees and other Representatives to, keep Parent informed on a reasonably current basis (and in any event within 36 hours or, if any 12 consecutive hours of such period fall on a Saturday or Sunday, within 48 hours) of the existence, status and terms and conditions of any Alternative Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Alternative Proposal, including the price and form of consideration and all material terms and conditions thereof (and the identity of the Person making any such Alternative Proposal or other proposal, offer, inquiry or request) and any material developments, discussions or negotiations in connection therewith, and any material modifications to the terms or conditions thereof (including any modification to the economic terms thereof). With respect to any Alternative Proposal (or such other proposal, offer, inquiry or request) received in writing, the Company shall promptly notify Parent in writing of the identity of the Person from which the Company has received such written Alternative Proposal (or such written proposal, offer, inquiry or request, as applicable) and promptly (and in any event within 36 hours or, if any 12 consecutive hours of such period fall on a Saturday or Sunday, within 48 hours) provide Parent with a copy of such written Alternative Proposal (or such written proposal, offer, inquiry or request, as applicable). For the avoidance of doubt, any breach of this Section 5.3 by the Company’s Subsidiaries or by any directors, officers or other Representatives of the Company and its Subsidiaries shall be deemed to be a breach of this Section 5.3 by the Company.

(d) Except as otherwise expressly provided in this Agreement, neither the Company Board nor any committee thereof shall (i) fail to include the Company Board Recommendation in the Proxy Statement, (ii) withdraw, qualify or withhold, amend or modify or publicly propose to withdraw or withhold, amend, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (iii) fail to, within ten (10) days following a written request from Parent following any public announcement of an Alternative Proposal or any material modification thereto, publicly reaffirm the Company Board Recommendation (provided that Parent may not make any such request more than one time in respect of each Alternative Proposal or each material modification thereto), (iv) fail to recommend against any Alternative Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer, (v) approve, authorize, endorse, declare advisable, adopt, enter into, recommend, or publicly propose to approve, authorize, endorse, declare advisable, adopt, enter into, or recommend to the stockholders of the Company, an Alternative Proposal, (vi) approve or enter into, or publicly propose to approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement providing for or constituting any Alternative Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Acquisition Agreement”), or (vii) resolve, agree or publicly propose to do any of the foregoing (any action or failure to act described in this Section 5.3(d) being referred to herein as a “Company Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary in this Agreement, the Company Board (or a duly authorized committee thereof) may, provided none of the Company, its Subsidiaries or their directors, officers, employees or other Representatives have materially breached this Section 5.3, (i) after the date hereof and prior to the time the Company Stockholder Approvals are obtained, make a Company Adverse Recommendation Change of the type described in clauses (i), (ii) or (vii) (solely with respect to the actions described in clauses (i) and (ii)) of the definition thereof solely in response to an Intervening Event if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and (ii) prior to the time the Company Stockholder Approvals are obtained, solely with respect to an Alternative Proposal that the Company Board has determined in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) in order to concurrently enter into a definitive agreement for a Superior Proposal; in each case, provided that, prior to making such a Company Adverse Recommendation Change or so terminating this Agreement, (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) at least four (4) Business Days prior to taking such action, which notice shall specify the basis for such Company Adverse Recommendation Change or termination, including, in the case of an Intervening Event, a reasonably detailed description of the facts and circumstances relating to such Intervening Event, and, in the case of a Superior Proposal, the financial and other material terms of any Superior Proposal and attaches the most current version of the proposed agreement or other documentation under which such Superior Proposal is proposed to be consummated and any other material documents in respect of such Superior Proposal and states the identity of the third party making such Superior Proposal (a “Notice”) (it being understood that such Notice shall not in itself be deemed a Company Adverse Recommendation Change and that any material change to (x) the facts or circumstances relating to such Intervening Event or (y) the terms of such Superior Proposal (including any change to the economic terms thereof), as applicable, shall require a new Notice and, in such case, all references to four (4) Business Days in this Section 5.3(e) shall be deemed to be three (3) Business Days (each such four or three Business Day Period, a “Notice Period”)); (B) during such Notice Period, if requested by Parent, the Company shall, and shall make available and direct its necessary Representatives to, discuss and negotiate in good faith with Parent and Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement; and (C) following such Notice Period, (x) in the case of an Intervening Event, the Company Board, after taking into account any modifications to the terms of this Agreement and the Merger to which Parent and Merger Sub would agree, determines in good faith, after consultation with outside legal counsel, that failure to effect such Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (y) in the case of a Superior Proposal, the Company Board, after taking into account any modifications to the terms of this Agreement and the Merger to which Parent and Merger Sub would agree, determines in good faith, after consultation with outside legal counsel and financial advisors, that such Alternative Proposal continues to constitute a Superior Proposal; provided that any such purported termination to enter into a definitive agreement for a Superior Proposal shall not be effective unless and until the Company pays the Termination Fee in full.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with applicable Law, (iii) in response to an inquiry, responding to inform any Person of the existence of the provisions contained in this Section 5.3 or (iv) making any “stop, look and listen” statement pursuant to Rule 14d-9(f) under the Exchange Act. No disclosures under this Section 5.3(f) shall be, in themselves, a breach of this Section 5.3; provided, however, that nothing in this Section 5.3(f) shall be deemed to modify or supplement the definition of (or the requirements pursuant to this Section 5.3 with respect to a) “Company Adverse Recommendation Change”, and any public disclosure (other than any “stop, look and listen” statement pursuant to Rule 14d-9(f) under the Exchange Act) by the Company or the Company Board or any committee thereof relating to any determination, position or other action by the Company Board or any committee thereof with respect to any Intervening Event or Alternative Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure.

(g) No later than one (1) Business Day after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Person from whom the Company, any of its Subsidiaries or any of their respective Representatives received a written

Alternative Proposal (and each Person who entered into an Acceptable Confidentiality Agreement in accordance with Section 5.3(a)) after the execution of this Agreement and prior to the No-Shop Period Start Date, and provide to Parent (i) a copy of any Alternative Proposal made in writing and any other written terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries or to their officers, directors, employees or other Representatives and (ii) a written summary of the material terms of any Alternative Proposal not made in writing (including any terms proposed orally or supplementally). Within two (2) Business Days after the No-Shop Period Start Date, the Company shall notify Parent in writing of each Person that the Company considers to be an Excluded Party as of the No-Shop Period Start Date. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits the Company from complying with this Section 5.3(g).

(h) As used in this Agreement, “Alternative Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Merger Sub and any Affiliates thereof) to purchase or otherwise acquire, in a single transaction or series of related transactions, (i) assets of the Company and its Subsidiaries (including securities of Subsidiaries), whether by asset acquisition, joint venture or otherwise, that account for 20% or more of the Company’s consolidated assets or from which 20% or more of the Company’s revenues or earnings on a consolidated basis are derived, (ii) 20% or more of the outstanding Company Common Stock (or 20% or more of the voting power in respect thereof) or the capital stock or voting power of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity (including if such ownership is through the equityholders of any such parent) pursuant to a merger, consolidation or other business combination, recapitalization, liquidation, dissolutions, binding share exchange purchase or sale of shares of capital stock, tender offer, exchange offer or similar transaction or (iii) any combination of the foregoing.

(i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Alternative Proposal that did not result from any material breach of this Section 5.3, on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and financial advisors, to be more favorable to the Unaffiliated Stockholders than the Transactions from a financial perspective, taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such proposal and this Agreement that the Company Board considers relevant, and to be reasonably likely to be completed on the terms proposed; provided that for purposes of the definition of Superior Proposal, the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

(j) As used in this Agreement, “Intervening Event” shall mean a material event, change, effect, development, condition or occurrence that affects or would be reasonably likely to affect the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, that (i) is not known and is not reasonably foreseeable by the Company Board as of the date of this Agreement, (ii) does not relate to a Superior Proposal or an Alternative Proposal and (iii) did not result from any breach of this Agreement by the Company or its Subsidiaries or its or their directors, officers, employees or other Representatives.

(k) As used in this Agreement, “Excluded Party” means any Person or group of Persons or group that includes any Person or group of Persons from whom the Company has received during the Go-Shop Period a bona fide written Alternative Proposal (provided that for purposes of the definition of “Excluded Party”, the references to “20%” in the definition of “Alternative Proposal” shall be deemed to be references to “50%”) that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal and financial advisors, prior to the No-Shop Period Start Date, is, or would reasonably be expected to lead to, a Superior Proposal; provided that any such Person or group of Persons shall cease to be an Excluded Party upon the earliest to occur of the following: (i) the ultimate equityholder(s) of such Person and the other Persons who were members of such group, if any, as of immediately prior to the No-Shop Period Start Date cease to constitute in the aggregate at least 50% of the equity financing (measured by each of voting power and value) of such Person or group at any time from and after the No-Shop Period Start Date; (ii) if at any time prior to the Cut-Off Time, such Person’s Alternative Proposal is withdrawn, terminated or expires; and (iii) the Cut-Off Time.

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement and applicable Laws, each of the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries and, with respect to clauses (i) and (ii) of this Section 5.4(a), Affiliates that are required by applicable Law to be a party to such Regulatory Approval filings or furnish information in connection therewith, to) use its respective reasonable best efforts to, and cooperate with the other parties to, to the extent applicable to such Person, cause the Transactions to be consummated as soon as practicable, including using their reasonable best efforts to (i) make promptly all required submissions and filings with Governmental Authorities of competent jurisdiction with respect to the Transactions as are required to obtain the Regulatory Approvals, (ii) promptly furnish such information as may be required in connection with such submissions and filings with such Governmental Authorities, including such confidential and proprietary information as required to obtain the Regulatory Approvals; provided that reasonable measures are taken to protect the confidentiality of any confidential information; provided further that privileged information shall be provided only if the parties shall have entered into an agreement or arrangement as contemplated by Section 5.4(c), (iii) obtain the Regulatory Approvals as soon as practicable; and (iv) defend any litigation or other administrative or judicial action or proceeding challenging the consummation of any of the Transactions, including to contest and resist and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transactions; provided, however, that, subject to Section 5.4(d), no party shall be required to pay (and, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company or its Subsidiaries shall pay or agree to pay) any fee, penalty or other consideration to any third party (other than any filing fees paid or payable to any Governmental Authority) for any consent or approval required for the consummation of the Transactions. Notwithstanding anything to the contrary contained in this Agreement, all obligations of the Company, Parent and Merger Sub with respect to the Financing or any other financing for the Transactions shall be governed by Section 5.1 and Section 5.14, and not this Section 5.4. The parties shall jointly coordinate the overall development of the positions and strategies taken, information presented and regulatory action requested in any application, notification, filing, submission, meeting or other communication with a Governmental Authority pursuant to this Section 5.4 in connection with the Regulatory Approvals; provided that, without limiting Parent’s obligations pursuant to this Section 5.4, the Company and its Subsidiaries shall not, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), make any material filing or submission with a Governmental Authority pursuant to this Section 5.4 in connection with any non-action, action, clearance, consent, approval or waiver from any Governmental Authority in connection with the Transactions.

(b) In furtherance and not in limitation of the foregoing: each of the Company and Parent agrees (and shall cause their respective Subsidiaries and, with respect to clauses (i), (ii) and (iv) of this Section 5.4(b), Affiliates that are required by applicable Law to be a party to such Regulatory Approval filings or supply information or documentary material in connection therewith) to (i) file with the Department of Justice and the Federal Trade Commission its Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable and in any event within ten (10) Business Days after the date hereof (unless the parties otherwise agree in writing to a different date); (ii) file, no later than thirty (30) Business Days after the date of this Agreement (or such other period as may be agreed in writing by the parties), (A) with NRC an application seeking the NRC Approval, (B) with FERC such filings as are required to be made with respect to the FERC Approval, and (C) such filings and notices required to be made in connection with the NYPSC Approval; (iii) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and obtain the Regulatory Approvals; and (iv) to supply as soon as practical any additional information and documentary material that may be required under applicable Law or reasonably requested by any Governmental Authority in connection with any application, notice or filing made by the parties, in each case in respect of the Regulatory Approvals; provided that reasonable measures are taken to protect the confidentiality of any confidential information; provided further that privileged information shall be provided only if the parties shall have entered into an agreement or arrangement as contemplated by Section 5.4(c). Parent shall pay all filing fees payable in connection with the filing under the HSR Act, irrespective of whether the Transactions are consummated.

(c) The Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries and, with respect to clauses (i), (ii). (iii) and (iv) of this Section 5.4(c), applicable Affiliates that are required by applicable Law to be a party to the applicable Regulatory Approval filings), subject to any restrictions under applicable Laws, (i) furnish to the other parties hereto such necessary information and assistance as the others may reasonably request in connection with the preparation of any registrations, applications, filings, notifications, communications or submissions in connection with the Regulatory Approvals; (ii) promptly notify the other parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received by such Person or its Subsidiaries or Affiliates from a Governmental Authority or any other third party whose consent or approval is or may be required in connection with the Transactions (or who alleges as much) in connection with the Transactions and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed applications, notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority or any such other third party, it being understood that no submissions of any of the foregoing shall be made to the NRC without Parent’s prior approval (not to be unreasonably withheld, conditioned or delayed); (iii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authorities in connection with the Regulatory Approvals or the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by a Governmental Authority or any other third party with respect to the Transactions; and (iv) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before a Governmental Authority (including any member of any Governmental Authority’s staff) in respect of the Transactions (including any Regulatory Approvals, any related filing, investigation or inquiry in connection with the Transactions and any actions referred to in this Section 5.4) without giving the other parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of Parent and the Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve any applicable privilege. No party hereto shall, without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), commit to any extension of any waiting period under any applicable Antitrust Law or with respect to any Regulatory Approval or any agreement not to consummate the Transactions.

(d) In furtherance and not in limitation of the foregoing, each of the Company, Parent and Merger Sub agree to, and shall cause their respective Subsidiaries, to the extent applicable to such Person, to take promptly any and all steps necessary to obtain all Regulatory Approvals so as to enable the parties to close the Transactions as soon as reasonably practicable (taking into account the other conditions to Closing set forth in Article VI, and in any event no later than the End Date), including by proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of the Company or the Surviving Corporation or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of the Company or the Surviving Corporation or their respective Subsidiaries, (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of the Company or the Surviving Corporation or their respective Subsidiaries and (iv) in the event that a Governmental Authority, with respect to any Regulatory Approval, determines that, as a condition to obtaining such Regulatory Approval, additional assets or standby guarantees or similar financial commitments are required to establish the financial qualifications of the Company, the Surviving Corporation or their respective Subsidiaries, committing or causing, in each case, the Company or the Surviving Corporation or their respective Subsidiaries to provide and maintain, as applicable, any additional assets, guarantee or other commitment, in each case, from the Company or the Surviving Corporation or their respective Subsidiaries, in the case of each of the foregoing clauses (i) through (iv), if such action should be reasonably necessary to (x) avoid, prevent or eliminate the actual or threatened commencement of any litigation or other administrative or judicial action or Proceeding by a Governmental Authority of competent jurisdiction challenging the Transactions or the issuance of any Order, whether temporary, preliminary or permanent, that prohibits, prevents or restricts (or would reasonably be expected to prohibit, prevent or restrict) the consummation of the Transactions or (y) obtain the Regulatory Approvals (in the case of each of the foregoing clauses (i) through (iv) and subject to clauses (x) and (y), a “Required Action”); provided, however, that (1) Parent and Merger Sub shall not be required to (and the Company and its Subsidiaries shall not, without Parent’s prior written consent, in its sole discretion), in connection with obtaining any Regulatory Approval or any other clearance, consent, approval, authorization or waiver of any Governmental Authority in connection with this Agreement or the Transactions, offer or accept, or agree, commit to agree or consent to, any undertaking, term, condition, liability, obligation, commitment or sanction or any other act or thing (including any Required Action), in each case, in respect of or affecting the Company, the Surviving Corporation or their respective Subsidiaries that constitutes a Burdensome Condition; (2) Parent shall have the right, on behalf of the Company, the Surviving Corporation and their respective Subsidiaries, to consent or agree to (and to direct the Company and its Subsidiaries to consent or agree to) any agreement, commitment, condition, settlement or Order (and any modification of any of the foregoing) with any Governmental Authority in connection with the Transactions, so long as such agreement, commitment, condition, settlement or Order is expressly conditioned on the Closing occurring; (3) none of the Company and its Subsidiaries shall become subject to, or be required to consent or agree to any agreement, commitment or condition (including any Required Action) in connection with the consummation of the Transactions to which the Company or the Surviving Corporation or any of their respective Subsidiaries is a party or by which the Company or the Surviving Corporation or any of their respective Subsidiaries or the assets thereof are or will be bound the effectiveness of which is not expressly conditioned upon the Closing occurring; (4) without limiting Parent’s obligations pursuant to this Section 5.4, in the event that alternative Required Actions, agreements, commitments or conditions that are proposed by or acceptable to a Governmental Authority, Parent shall have the right to elect (after consultation with the Company), in its sole discretion, among such alternatives and to direct the Company and its Subsidiaries to consent and agree thereto, subject to the provisions of the immediately preceding clause (3); (5) nothing in this Agreement shall require (and reasonable best efforts shall in no event require) Parent or Merger Sub to accept (and the applicable Regulatory Approval shall not be considered obtained if it includes) any conditions, restrictions, obligations or requirements, including any Required Action, imposed upon or applicable to Parent, Merger Sub or any of their respective Affiliates (other than, conditioned upon the Closing, the Company or the Surviving Corporation and any of their respective Subsidiaries) or otherwise limiting the rights or interests of any of the foregoing Persons in the Surviving Corporation or its Subsidiaries in connection with or as a condition to the consummation of the Transactions; and (6) without limiting Parent’s obligations pursuant to this Section 5.4, the Company and its Subsidiaries shall not, without Parent’s prior written consent, propose, offer, negotiate or accept, or agree or consent to, any Required Action.

(e) None of the Company, Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries or any Specified Entity to make any investment, acquisition or joint venture, in each case in power generation, if such investment, acquisition or joint venture, individually or in the aggregate, would reasonably be expected to materially delay or prevent the obtaining of any Regulatory Approval. Except as set forth expressly in Section 5.4(a), Section 5.4(b), Section 5.4(c) and this Section 5.4(e), nothing in this Section 5.4 shall require Parent or Merger Sub to cause any Affiliate (other than a Subsidiary of Parent or Merger Sub, as applicable) to take any action or omit to take any action.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any release or public statement made or proposed to be made with respect to an Alternative Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant or in response thereto; provided, further, that the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and other stakeholders that are consistent with (and do not contain any substantive or material information not already included in) the prior public disclosures regarding the Transactions that were made in accordance herewith. Notwithstanding the foregoing (or anything in the Confidentiality Agreement to the contrary), nothing in this Agreement shall restrict the ability of Parent or any of its Affiliates from making customary disclosures to current or prospective general or limited partners, equity holders, members, managers and investors of Parent or its Affiliates in the ordinary course of Parent’s business, in each case, who are subject to customary confidentiality restrictions.

Section 5.6 Access to Information; Confidentiality.

(a) From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall (and shall cause its Subsidiaries to) afford Parent and its Representatives and Debt Financing Sources reasonable access during normal business hours to the properties of the Company and its Subsidiaries (but not for the conduct of any sampling or other similarly invasive analysis of soil, water, air or building materials), facilities, personnel, books, Contracts and records and the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent such information concerning the Company and its Subsidiaries as Parent may reasonably request (other than any publicly available document filed by it pursuant to the requirements of federal or state securities Laws); provided that (i) Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; (ii) the Company shall have the right to have a designee of the Company accompany Parent and its Representatives on any visits or inspections of any properties of the

Company and its Subsidiaries; and (iii) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, after consultation with outside legal counsel, that doing so would reasonably be expected to violate applicable Law (including Antitrust Laws) or a Contract or obligation of confidentiality owing to a third party (provided that the Company has used commercially reasonable efforts to obtain, at Parent’s sole cost and expense with respect to any reasonable, documented, out-of-pocket costs and expenses related thereto, the consent of such counterparty to the Contract or such third party to whom the confidentiality obligation owes) or jeopardize the protection of the attorney-client privilege; provided that in each case described in this clause (iii) the Company shall cooperate with Parent and use its commercially reasonable efforts to develop, at Parent’s sole cost and expense with respect to any reasonable, documented, out-of-pocket costs and expenses related thereto, alternative methods of providing such information.

(b) Until the Effective Time, the parties hereto will be subject to the terms of the confidentiality letter agreement, dated as of February 9, 2016, between Riverstone Investment Group LLC and the Company, which shall remain in full force and effect and survive the termination of this Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Notwithstanding anything herein to the contrary, the parties agree and acknowledge that the standstill and similar restrictions in the Stockholder Agreement shall not apply upon the execution and delivery of this Agreement solely to the extent required to permit any action expressly contemplated hereby and in accordance herewith and solely until any valid termination of this Agreement in accordance with its terms.

(c) Parent acknowledges and agrees that it (i) had an opportunity to discuss the business of the Company with the management of the Company, (ii) has had access to the books and records, facilities, contracts and other assets of the Company which it and its Representatives have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iv) has conducted its own independent investigation of the Company, its businesses and the Transactions.

(d) From the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is validly terminated pursuant to Section 7.1, the Company shall (and shall cause its Subsidiaries to) deliver to Parent the reports set forth on Section 5.6(d) of the Company Disclosure Schedule, as and when required by Section 5.6(d) of the Company Disclosure Schedule.

Section 5.7 Takeover Laws. None of the Company, its Subsidiaries or the Company Board shall take any action that would result in any Anti-Takeover Statute being or becoming applicable to the Transactions, and if any Anti-Takeover Statute is or becomes applicable to the Transactions, the Company, its Subsidiaries and the Company Board shall take all actions reasonably necessary to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Anti-Takeover Statute on the Transactions.

Section 5.8 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each current and former director and officer of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), arising out of or related to such Indemnitees’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries (in each case, when acting in such capacity) at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any Claim relating in whole or in part to this Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses to the extent provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as in effect on the date hereof and (B) any indemnification agreements with an Indemnitee or similar rights of an Indemnitee under Company policies, as in effect on the date hereof, which shall in each case survive in accordance with their terms. Without limiting the foregoing, for a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents as in effect on the date hereof, which provisions, for a period of six (6) years from the Effective Time, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation to pay and advance to an Indemnitee any expenses (including reasonable fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 as and when incurred to the fullest extent permitted under applicable Law; provided that the person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements or policies).

(c) Notwithstanding anything to the contrary contained in this Section 5.8 or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment with respect to any Claim, without consent of the applicable Indemnitee, unless such settlement, compromise, consent or termination includes no admission of guilt or wrong-doing and includes an unconditional release of such Indemnitee from all liability arising out of such claim, action, suit, proceeding or investigation. Nothing in this Section 5.8(c) shall relieve Parent or the Surviving Corporation of its obligations set forth in Section 5.8.

(d) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to acts or omissions occurring before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided that the Surviving Corporation shall not be required to pay an annual premium in excess of 350% of the last annual premium paid by the Company for such insurance prior to the date hereof; provided, however, that in lieu of the foregoing insurance coverage, the Company may, prior to the Effective Time, purchase a six (6)-year prepaid “tail” insurance policy that provides coverage and substantially equivalent benefits as the coverage described above, in which case no party shall have any further obligation to purchase or pay for insurance hereunder; provided that the Company shall not, in respect of such prepaid “tail” policy spend in excess of 350% of the last annual premium paid by the Company for its directors’ and officers’ liability insurance coverage prior to the date hereof.

(e) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.

Section 5.9 Transaction Litigation. The Company shall (a) give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or any of its directors or officers relating to this Agreement or the Transactions, (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto, which comments the Company shall consider in good faith and (c) keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto. No settlement or offer of settlement of any such stockholder litigation shall be agreed to or made without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall notify the other promptly of the commencement of any such stockholder litigation of which it has received notice.

Section 5.10 Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Employee Matters.

(a) From the Effective Time through the twelve (12) month anniversary of the Effective Time (the “Continuation Period”), with the exception of employees represented by any labor organization, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) as of the Effective Time (each such employee not represented by a labor organization, a “Company Employee”), for so long as the Company Employee is employed by the Surviving Corporation or any of its Subsidiaries during the Continuation Period, (i) an annualized base salary or base wage rate, as applicable, and short-term and long-term incentive compensation opportunities (which, for the avoidance of doubt, shall take into account the value attributable to cash and equity based compensation opportunities for purposes of determining the Company Employee’s annual total direct compensation opportunity) that are no less favorable than the same provided to such Company Employee immediately prior to the Effective Time and (ii) employee benefits (excluding, for the avoidance of doubt, incentive compensation and retiree welfare benefits) that are no less favorable in the aggregate than the same provided to such Company Employee immediately prior to the Effective Time. Notwithstanding the foregoing, Parent shall provide, or shall cause to be provided, to each Company Employee whose employment terminates during the Continuation Period under circumstances set forth on Section 5.11(a) of the Company Disclosure Schedule with severance benefits no less favorable than as set forth on Section 5.11(a) of the Company Disclosure Schedule or, if more favorable, than as required by applicable local Law. With respect to employees of the Company or its Subsidiaries who are represented by a labor organization, Parent shall cause the Surviving Corporation or its Subsidiaries, as applicable, to honor all existing collective bargaining agreements applicable to such employees as may remain in effect, and as may be modified from time to time.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Parent or any of its Subsidiaries on or after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and any of its Subsidiaries and their respective predecessors before the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans, (ii) for purposes of each New Plan providing welfare benefits, Parent shall cause all pre-existing condition exclusions, evidence of insurability and actively-at-work requirements of such New Plan to be waived for any Company Employee and his or her covered dependents, to the extent such conditions were satisfied, inapplicable or waived under the comparable Company Plan as of the Effective Time and (iii) Parent shall cause any eligible expenses incurred on or before the Effective Time by any Company Employee and his or her covered dependents to be taken into account under any New Plan for purposes of satisfying any deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to assume and honor all Company Plans in accordance with their terms as in effect immediately before the Effective Time and the Transactions shall be deemed to constitute a “change in control”, “change of control” or “corporate transaction”, as applicable, under such Company Plans.

(d) Parent and the Company agree to the matters set forth in Section 5.11(d) of the Company Disclosure Schedule.

(e) Nothing contained in this Section 5.11 shall (i) be deemed to establish any Company Plan or New Plan or treated as an amendment or modification to any Company Plan or New Plan, (ii) subject to compliance with the other provisions of this Section 5.11, obligate Parent or the Surviving Corporation to maintain any particular benefit plan or arrangement or retain the employment or services of any particular employee, director or consultant or (iii) prevent Parent or the Surviving Corporation from (x) amending, modifying or terminating any compensation or benefit plan, program, agreement or arrangement or (y) terminating the employment or services of, or changing the terms and conditions of employment or services of any employee, director or consultant at any time for any reason, with or without cause or notice.

(f) Without limiting the generality of Section 8.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any person or entity, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, or any representatives thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.12 Merger Sub and Surviving Corporation. Parent shall cause Merger Sub and, following the Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Financing.

(a) Subject to Section 5.14(h), Parent and Merger Sub shall use their reasonable best efforts to cause the Debt Financing to be obtained on the terms and conditions (including the flex provisions) described in the Debt Commitment Letter, including using reasonable best efforts (i) to maintain in effect the Debt Commitment Letter, (ii) to negotiate definitive agreements with respect to the Debt Financing (the “Definitive Documents”) on the terms and conditions (including any flex provisions) contained in the Debt Commitment Letter (or on terms, taken as a whole, no less favorable to Parent or Merger Sub than the terms and conditions (including any flex provisions) in the Debt Commitment Letter and that would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of the Parent and Merger Sub to consummate the Transactions), (iii) to comply in all material respects with their respective obligations under the Debt Commitment Letter and the Definitive Documents, (iv) to satisfy (or, if reasonably required to obtain the Debt Financing, seek the waiver of) on a timely basis all conditions to funding in the Debt Commitment Letter and such Definitive Documents applicable to Parent that are with its control and (v) to enforce its rights under the Debt Commitment Letter, including through litigation pursued in good faith (provided that all of the conditions set forth in Section 6.1 and Section 6.2 (except those that, by their nature, are to be satisfied at the Closing, provided that such conditions would be so satisfied as of such date) have been satisfied or waived and the Marketing Period has ended). Parent and Merger Sub shall furnish correct and complete copies of any such definitive documentation to the Company promptly upon execution thereof.

(b) Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter and the Definitive Documents with respect to the Debt Financing, including to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and amend titles, allocations and the fee arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities; provided that, subject to Section 5.14(h), no such amendment, replacement, supplement, modification or waiver shall (or would reasonably be expected to), without the prior written consent of the Company, (i) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Debt Financing (except as set forth in any flex provisions set forth in the Debt Commitment Letter on the date hereof)), (ii) add conditions to the Debt Financing or amend, replace, supplement or modify any conditions to the Debt Financing relative to the conditions in the Debt Commitment Letter as in effect as of the date hereof in a manner that would reasonably be expected to prevent, impede, impair or delay the availability of the Debt Financing or the consummation of the Transactions when required pursuant to Section 1.2, (iii) adversely affect the ability of Parent or Merger Sub to enforce or cause the enforcement of their respective rights under the Debt Commitment Letter or the Definitive Documents with respect to the Debt Financing relative to their respective ability to enforce or cause the enforcement of their rights under the Debt Commitment Letter or the Definitive Documents as of the date hereof or (iv) prevent or materially impede, impair or delay the availability of the Debt Financing or the consummation of the Transactions when required pursuant to Section 1.2.

(c) Parent shall give the Company prompt written notice if (i) Parent obtains Knowledge of any material breach or default (or any event or circumstance that, with or without notice or the lapse of time or both, would reasonably be expected to result in a material breach or default) by any party to the Debt Commitment Letter or the Definitive Documents, (ii) Parent or Merger Sub receives any written notice or other written communication (including email), in each case, from any Person providing the Debt Financing with respect to any (A) actual or threatened (or allegation of) breach, default, termination or repudiation of the Debt Commitment Letter or any Definitive Document, in each case, with respect to any material provision thereof, or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or the Definitive Documents, in each case, with respect to the Debt Financing and (iii) Parent or Merger Sub, for any reason, believes in good faith that all or any portion of the Debt Financing will not be available to the Company on the terms set forth in the Debt Commitment Letter or the Definitive Documents; provided that, notwithstanding any other provision hereof, in no event shall Parent be under any obligation to disclose any information that is subject to attorney-client privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Subject to Section 5.14(h), if any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letter, Parent shall (x) promptly notify the Company of such unavailability and to the Knowledge of the Parent, the reason therefor and (y) use its reasonable best efforts to arrange and cause to be obtained, as promptly as practicable, in replacement thereof alternative financing from the same or alternative sources in an amount sufficient to fund the Required Amount (for the avoidance of doubt, after the payment of the Aggregate Consideration Amount in accordance with Article II and any Transaction Costs) and on terms and conditions not materially less favorable (taken as a whole) to Parent (including with respect to conditionality and taking into account the flex provisions) than the terms and conditions set forth in the Debt Commitment Letter (including with respect to conditionality and taking into account the flex provisions) as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period. To the extent requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing and Parent shall provide to the Company copies of all material drafts and amendments of the Definitive Documents and all executed copies thereof. For purposes of this Agreement, references to “Debt Financing” shall include any alternate financing obtained in accordance with this Section 5.14, and “Debt Commitment Letter” and “Definitive Documents” shall include, respectively, such documents related to such alternative debt financing entered into in accordance with this Section 5.14.

(d) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its and their respective Representatives (including legal and accounting) to use their reasonable best efforts to, in each case at Parent’s sole expense, provide Parent and Merger Sub such cooperation reasonably requested by Parent in connection with the Debt Financing, including:

(i) assisting with the preparation of Offering Documents, including furnishing customary authorization letters in connection therewith (including with respect to the presence or absence of material non-public information about the Company and its Subsidiaries and customary representations regarding the accuracy of the information provided by the Company contained therein);

(ii) preparing and furnishing to Parent and the Debt Financing Sources as promptly as practicable (A) the Required Information and (B) any other pertinent information and disclosures relating to the Company and its Subsidiaries that is reasonably requested by Parent and customarily provided to assist in preparation of the Offering Documents;

(iii) participating (and using reasonable best efforts to cause members of senior management of the Company to participate) in marketing efforts, including a reasonable number of meetings, presentations, road shows, sessions with rating agencies, due diligence sessions and drafting sessions with the Debt Financing Sources and actual and prospective lenders and investors in the Debt Financing;

(iv) assisting in the preparation of, and executing and delivering, subject to the occurrence of the Effective Time, Definitive Documents, including guarantee and collateral documents and other certificates and documents as may be reasonably requested by Parent (including a certificate of the chief financial officer or other senior financial officer (reasonably acceptable to the Debt Financing Sources) of the Company with respect to solvency matters in the form set forth as an annex to the Debt Commitment Letter);

(v) using reasonable best efforts to assist the Debt Financing Sources in benefiting from the existing lending relationships of the Company and its Subsidiaries;

(vi) facilitating the pledging of collateral, subject to the occurrence of the Effective Time, (including reasonable cooperation in connection with the payoff of existing indebtedness and the release of related Liens and termination of related security interests and reasonable cooperation in connection with Parent’s efforts to obtain non-invasive Phase I environmental assessments and title insurance);

(vii) taking all corporate actions necessary, in each case, subject to the occurrence of the Effective Time, and reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date;

(viii) using reasonable best efforts to cause its independent accountants to provide assistance and cooperation to Parent, including participating in drafting sessions and accounting due diligence sessions, assisting in the preparation of any pro forma financial statements referred to in clause (xii) below and providing any necessary and customary “comfort letters”;

(ix) providing at least three (3) Business Days prior to the Closing Date all documentation and other information required by applicable “know your customer” and anti-money laundering rules and regulations including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 to the extent requested at least ten (10) Business Days prior to the anticipated Closing Date;

(x) using reasonable best efforts to satisfy the conditions precedent set forth in the Debt Commitment Letter to the extent satisfaction thereof requires the cooperation, and is within the control of the Company, its Subsidiaries or their respective Representatives;

(xi) periodically updating or supplementing any Required Information provided to Parent to the extent that any such Required Information, to the Knowledge of the Company, (i) is not Compliant and (ii) does not meet the applicable requirements set forth in the definition of “Required Information”;

(xii) using reasonable best efforts to assist Parent in connection with the preparation of pro forma financial information and financial statements to be included in any Offering Documents;

(xiii) cooperating with Parent to execute in advance of the Closing Date (but, in each case, effective only at the Effective Time) confirmations and waivers in respect of Energy Marketing and Trading Transactions to permit and facilitate the Transactions and waive any default or termination event arising in connection with the Transactions (collectively, the “EMT Confirmations”); and

(xiv) using reasonable best efforts to cooperate with Parent and Parent’s efforts to obtain corporate and facilities ratings from rating agencies (in accordance with the Debt Commitment Letter);

provided, however, that (x) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, encumber any of the assets of the Company or any of its Subsidiaries prior to Closing, or require the Company or any of its Subsidiaries to pay any commitment or other fee or make any other payment in connection with the Debt Financing prior to the Closing Date (unless promptly reimbursed by Parent pursuant to the terms of this Agreement), (y) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing (provided, however, that the Company shall provide, prior to Closing to the extent reasonably requested by Parent, customary authorization letters with respect to any Offering Documents); and (z) none of the boards of directors (or equivalent bodies) of the Company or any of its Subsidiaries shall be required to enter into any resolutions or take similar action approving the Debt Financing prior to the Effective Time.

(e) In addition to the foregoing, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, provide to Parent such cooperation reasonably requested by Parent that is necessary or advisable in connection with (i) the amendment of the Citi Credit Agreement to permit and facilitate the Transactions and waive any default arising in connection with the Transactions (the “Citi Credit Agreement Amendment”) and (ii) such supplemental indentures, guarantees and any other documents as Parent may choose to pursue in order to avoid giving rise to any obligation of the Company to repay any of its outstanding unsecured debt securities set forth on Section 5.14(e) of the Company Disclosure Schedule as a result of the Transactions (the “Enhancement Documents”); provided, however, that (x) nothing herein shall require the Company or any of its Subsidiaries to pay any commitment or other fee or make any other payment in connection with the Citi Credit Agreement Amendment or the Enhancement Documents prior to the Closing Date (unless paid directly in full by Parent on behalf of the Company prior to the effectiveness thereof) and (y) no obligation of the Company or any of its Subsidiaries under the Citi Credit Agreement

Amendment or any Enhancement Document executed pursuant to this Section 5.14(e) shall become effective until the Effective Time.

(f) Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including any alternative financing), any Enhancement Document or the Citi Credit Agreement Amendment (including any action taken in accordance with Section 5.14(d) or Section 5.14(e) and any information utilized in connection therewith (other than any historical information relating to the Company or its Subsidiaries provided in writing by or on behalf of the Company or its Subsidiaries)), in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or any of its Subsidiaries or their respective Representatives. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by the Company or its Subsidiaries in connection with the arrangement of the Debt Financing (including any alternative financing) and the Citi Credit Agreement Amendment (including any action taken in accordance with Section 5.14(d) or Section 5.14(e) and any information utilized in connection therewith; provided, however, that the Company shall bear all such costs related to its obligations with respect to the preparation, review, delivery and audit of historical information relating to the Company or its Subsidiaries). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and the Citi Credit Agreement Amendment; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(g) Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing (including any alternative financing) or the Citi Credit Agreement Amendment is not a condition to the Closing and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing or any alternative financing, subject to the satisfaction or waiver of the conditions set forth in Article VI.

(h) Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that Parent and Merger Sub shall be permitted to terminate up to $850,000,000 of commitments in respect of the senior secured term loan facility contemplated by the Debt Commitment Letter (or any alternative financing in respect thereof obtained prior to the Change of Control Expiration Date (as defined in the Debt Commitment Letter)) from and after the Change of Control Expiration Date; provided, that Parent and Merger Sub shall not deliver written notice to the Debt Financing Sources of the expiration of all specified periods with respect to the “dual trigger put” obligations (an “Expiration Notice”) in each series of Change of Control Indebtedness (as defined in the Debt Commitment Letter) (including any permitted extensions thereof) or otherwise terminate or reduce such commitments, unless and until such specified periods shall have expired without the occurrence of a Change of Control Triggering Event (as defined in each series of Change of Control Indebtedness); provided, further, that prior to delivering the Expiration Notice or otherwise terminating or reducing such commitments, Parent and Merger Sub shall provide the Company with no less than forty eight (48) hours advance written notice of their intent to deliver such Expiration Notice.

Section 5.15 Tax Opinion.

(a) The Company shall cooperate and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable (including delivering executed copies of a representation letter substantially in the form set forth in Section 5.15(a) of the Company Disclosure Schedule on the Closing Date and signed by an officer of the Company (the “Company Representation Letter”)) as shall be necessary or appropriate to enable Kirkland & Ellis LLP to deliver the Company Tax Opinion.

(b) Parent shall cooperate and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable (including delivering executed copies of a representation letter substantially in the form set forth in Section 5.15(b) of the Parent Disclosure Schedule on the Closing Date and signed by an officer of Parent (the “Parent Representation Letter”)) as shall be necessary or appropriate to enable Kirkland & Ellis LLP to deliver the Company Tax Opinion.

(c) As of the date hereof, Parent knows of no reason why it would not be able to deliver the Parent Representation Letter. As of the date hereof, the Company knows of no reason why it would not be able to (i) deliver the Company Representation Letter, or (ii) obtain the Company Tax Opinion.

(d) Each of Parent and the Company shall use reasonable best efforts, and shall cooperate in good faith with one another, to cause the Company to satisfy or obtain an effective waiver of the requirements of Section 6.01(d) of the Separation Agreement with respect to the transactions contemplated by this Agreement, including to obtain the Company Tax Opinion. The Company shall consult in good faith with Parent and provide Parent a reasonable opportunity to review in advance any written materials in respect of, and will keep Parent promptly and reasonably informed with respect to, any meetings, discussions or communications between the Company and PPL Corporation or any other Person with respect thereto.

Section 5.16 Transfer Taxes. If the Closing occurs, except as provided in Section 2.2(b) of this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) imposed with respect to the Transactions shall be paid by the Surviving Corporation, and the parties shall cooperate with one another in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.17 Stock Exchange De-listing. The Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and the Company shall prior to the Effective Time reasonably cooperate with Parent with respect thereto.

Section 5.18 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, in each case, if such party has Knowledge of, (a) any inaccuracy of any representation or warranty of such party set forth in this

Agreement in any material respect, or (b) any failure of such party to comply with or satisfy in any material respect any covenant or agreement of such party set forth in this Agreement, in each case of clauses (a) and (b), that would reasonably be expected to result in any condition set forth in Section 6.2(a) or Section 6.2(b), with respect to the Company, or Section 6.3(a) or Section 6.3(b), with respect to Parent and Merger Sub, not being satisfied hereunder; provided that the delivery of any notice pursuant to this Section 5.18 shall not affect or be deemed to modify any representation or warranty (or cure any inaccuracy thereof) of any party hereto or the conditions to the obligations of the parties hereto to consummate the Transactions.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing of the following conditions:

(a) Company Stockholder Approvals. (x) The Stockholder Approval shall have been obtained and (y) the holders of a majority of the shares of Company Common Stock present in person or by proxy at the Company Stockholders Meeting that are beneficially owned, directly or indirectly, by the Unaffiliated Stockholders shall have affirmatively voted in favor of the adoption of this Agreement (the “Unaffiliated Stockholder Approval” and, together with the Stockholder Approval, the “Company Stockholder Approvals”).

(b) Required Approvals. All waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and all other Regulatory Approvals shall have been obtained.

(c) No Injunctions or Restraints. No Law, injunction, judgment, Order or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

(d) Separation Agreement. The Company shall have satisfied or obtained an effective waiver of the requirements of Section 6.01(d) of the Separation Agreement with respect to the transactions contemplated by this Agreement and shall have provided written evidence thereof to Parent.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.1(a) (Organization, Standing and Corporate Power), Section 3.2(b) (Capitalization), Section 3.2(c) (Capitalization), the second through fifth sentences of

Section 3.2(e) (Capitalization), Section 3.3(a) (Authority; Noncontravention), Section 3.3(c) (Authority; Noncontravention), the first sentence of Section 3.6(b) (Absence of Certain Changes), Section 3.14 (Antitakeover Statutes), Section 3.17 (Opinion of Financial Advisor), Section 3.18 (Brokers and Other Advisors) and Section 3.19 (Stockholders Approval) shall be true and correct in all material respects as of the date hereof and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The representations and warranties of the Company set forth in Section 3.6(a)(i) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii) The representations and warranties of the Company set forth in Section 3.2(a) (Capitalization) shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) as of the date hereof and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct are de minimis.

(iv) The representations and warranties of the Company set forth in this Agreement, excluding the representations and warranties identified in the foregoing clauses (i), (ii) and (iii), shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) as of the date hereof and at and as of the Effective Time with the same effect as though made at and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(v) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company stating that the conditions specified in this Section 6.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Burdensome Condition. No Law, any Regulatory Approvals or Governmental Authority shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions or other acts or things (including any Required Actions) that, individually or in the aggregate, constitute a Burdensome Condition.

(d) Minimum Liquidity. After giving effect to the Transactions and the Closing, including the Debt Financing and the Citi Credit Agreement Amendment, and assuming the prior payment of the Aggregate Consideration Amount in accordance with Article II and any Transaction Costs, and (for the avoidance of doubt, without limiting Section 6.2(c)) without giving effect to the posting, provision, funding, establishment or grant of, or commitment to post, provide, fund, establish or grant, up to an aggregate amount equal to $250,000,000 in Credit Support (it being understood that Credit Support to the extent above $250,000,000 shall be given effect), the Pro Forma Liquidity Amount shall be greater than or equal to $350,000,000 less the Affected STF Amount.

(e) No Default. On the Closing Date, immediately prior to giving effect to the consummation of the Transactions, no Specified Event of Default shall have occurred and be continuing under the Citi Credit Agreement.

(f) No Material Adverse Effect. From the date of this Agreement through Closing, no change, event, occurrence, fact, development, circumstance, condition or effect shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have (i) a Company Material Adverse Effect or (ii) a Susquehanna Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect) as of the date hereof and at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily caused by the failure of such party to perform any of its obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approvals:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before March 2, 2017 (such date, as it may be extended pursuant to the provisions of this Agreement, the “End Date”); provided that if on (A) such End Date all of the conditions to Closing shall have been satisfied or waived or, with respect to conditions that by their nature are to be satisfied at Closing, other than the conditions set forth in Section 6.1(b), Section 6.2(c), Section 6.2(d) and/or the conditions set forth in Section 6.1(c) (as they relate to the conditions set forth in Section 6.1(b) or Section 6.2(c)), then the End Date shall be extended from March 2, 2017 to June 2, 2017 or (B) such End Date (as may be extended by clause (B) above) the Marketing Period has not then ended, then the End Date shall be extended until the fourth (4th) Business Day following the last day of the Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable or if any Governmental Authority that must grant a clearance, consent, approval or waiver required by Section 6.1(b) shall have denied such clearance, consent, approval or waiver and such denial has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(iii) if the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approvals contemplated by this Agreement shall not have been obtained; or

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder;

(ii) (A) if the Company Board (or a duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change or (B) the Company fails to include the Company Board Recommendation in the Proxy Statement; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that, Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder;

(ii) at any time prior to obtaining the Company Stockholder Approvals, in order to enter into a definitive agreement for a Superior Proposal, in accordance with Section 5.3; provided that a termination pursuant to this Section 7.1(d)(ii) shall not be effective unless the Company pays or has paid the Termination Fee to Parent or causes the Termination Fee to be paid to Parent prior to or concurrently with such termination in accordance with Section 7.3 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into such definitive agreement for a Superior Proposal simultaneously with the termination of this Agreement (and payment of the Termination Fee) pursuant to and in accordance with this Section 7.1(d)(ii); or

(iii) at any time prior to the Effective Time, if (A) all of the conditions set forth in Section 6.1 and Section 6.2 have been and continue to be satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing and that would be satisfied if there were a Closing), (B) Parent and Merger Sub fail to consummate the Transactions within two (2) Business Days of the date the Closing should have occurred pursuant to Section 1.2 and (C) the Company has given Parent written notice at least two (2) Business Days prior to any termination that Parent that the

Company stands ready and willing to consummate the Merger from the date the Closing should have occurred pursuant to Section 1.2 through any such termination and stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(iii).

Section 7.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 7.2 and Section 7.3, Article VIII and the first sentence of Section 5.6(b), all of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub, any Parent Related Party or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that (i) no such termination shall relieve any party of its obligation to pay the Termination Fee, the Parent Termination Fee or the Parent Expense Reimbursement Obligations, if, as and when required pursuant to Section 7.3, (ii) except as otherwise provided in Section 7.3 (including the limitations on liability contained therein), no party shall be relieved or released from any liabilities or damages arising out of any willful and material breach of this Agreement prior to termination or fraud and (iii) no such termination shall relieve (x) any party of its obligations pursuant to the provisions set forth in Section 5.6(b) or the indemnification and reimbursement obligations of Parent pursuant to Section 5.14(f) and (y) the obligations of the parties to the Guarantee under such Guarantee (in accordance with the terms and conditions thereof) or the parties to the Confidentiality Agreement thereunder (in accordance with the terms and conditions thereof), all of which shall survive the termination of this Agreement as and to the extent in accordance with their terms. For purposes of this Agreement, “willful and material breach” means a breach that is material, which is caused by an action or omission that the breaching party knew was, or would reasonably be expected to result in, such breach.

Section 7.3 Termination Fee.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) (Superior Proposal), the Company shall pay or cause to be paid as directed by Parent the Termination Fee prior to or concurrently with the termination of this Agreement.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change), the Company shall pay or cause to be paid as directed by Parent the Termination Fee within three (3) Business Days of such termination.

(c) In the event that this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(b)(i) (End Date) (provided that the Company Stockholders Meeting has not yet occurred at the time of termination), by Parent or the Company pursuant to Section 7.1(b)(iii) (Company Stockholder Approvals) or by Parent pursuant to Section 7.1(c)(i) (Company Breach), (ii) an Alternative Proposal shall have been publicly disclosed or shall have become publicly known (or, in the case of a termination pursuant to Section 7.1(b)(i) (End Date) or Section 7.1(c)(i) (Company Breach), shall have become known to the Company Board) after the date hereof and, in the case of termination pursuant to Section 7.1(b)(iii) (Company Stockholder Approvals), such Alternative Proposal shall not have been publicly withdrawn (or, with respect to any such Alternative Proposal that shall have become known to the Company Board but not publicly disclosed or known, otherwise withdrawn) at least five (5) Business Days prior to the date of the Company Stockholders Meeting, and (iii) within twelve (12) months of the date that this Agreement is terminated, the Company enters into a Company Acquisition Agreement with respect to or consummates any Alternative Proposal, regardless of whether it was the same Alternative Proposal referenced in clause (ii) (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “20%” in the definition of “Alternative Proposal” shall be deemed to be references to “50%”), then the Company shall pay or cause to be paid as directed by Parent the Termination Fee on the earlier of entry into such Company Acquisition Agreement or consummation of such Alternative Proposal.

(d) For purposes of this Agreement, “Termination Fee” shall mean a cash amount equal to $50,000,000, except that in the event that this Agreement is terminated by (x) the Company pursuant to Section 7.1(d)(ii) (Superior Proposal) in order to enter into a definitive agreement providing for a Superior Proposal with an Excluded Party or (y) Parent pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change) in connection with a Company Adverse Recommendation Change resulting from a Superior Proposal with an Excluded Party and not in respect of an Intervening Event, the “Termination Fee” shall mean a cash amount equal to $25,000,000.

(e) In the event that Parent shall receive full payment of the Termination Fee pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c) under circumstances in which the Termination Fee was payable in accordance with the terms of this Agreement, (i) the payment by Company of the Termination Fee shall not be a penalty and shall constitute liquidated damages for any and all losses suffered or incurred by Parent or any other Person in connection with this Agreement and, (ii) notwithstanding anything in this Agreement that may be deemed to the contrary, the Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and Merger Sub and their respective Affiliates against the Company and any of its respective former, current or future Affiliates, and any directors, officers, employees, agents, direct or indirect stockholders or representatives of any of the foregoing (collectively, the “Company Related Parties”) in connection with such termination or any loss or other liability of any kind under or related to this Agreement, and (iii) upon such payment of such amount(s), none of the Company and its Subsidiaries and any of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, however, that nothing in this Section 7.3(e) shall limit the rights of Parent and Merger Sub under Section 8.9; provided, further, however, that to the extent Parent is required to initiate any action to collect the Termination Fee that results in a final and non-appealable judgment against the Company for the Termination Fee, Parent shall be entitled to collect its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with such action, which shall be in addition to the amount of the Termination Fee. Notwithstanding anything herein to the contrary, the parties acknowledge and agree that, including in the case of any breach, whether willful and material, intentional, material, knowing or otherwise, in no event shall Parent (or any other Person) seek or be entitled to multiple, special, punitive, consequential, indirect, statutory, exemplary, multiple or similar damages against of the Company or any Company Related Party. For the avoidance of doubt, under no circumstances shall Parent be entitled to collect the Termination Fee on more than one occasion (or, after the receipt in full thereof, any portion thereof or further funds).

Notwithstanding anything to the contrary in this Agreement, the aggregate liability of the Company and all Company Related Parties for any breach, cost, expense, liability, loss or damage or other claim suffered as a result thereof or in connection with the Transactions, this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement or otherwise, including, for the avoidance of doubt, payment by the Company of the Termination Fee pursuant to this Article VII, shall in no event exceed the Maximum Aggregate Liability and in no event shall Parent, its Affiliates, their respective stockholders or Representatives or any other Person seek, directly or indirectly, to recover against any of the Company Related Parties, or compel any payment by any of the Company Related Parties of, any damages or other payments whatsoever that are, in aggregate, in excess of the Maximum Aggregate Liability.

(f) In the event that this Agreement is terminated (i) by the Company pursuant to Section 7.1(d)(iii) (Failure by Parent and Merger Sub to Close) or (ii) by the Company or Parent pursuant to Section 7.1(b)(i) (End Date) and, if, at the time of or prior to such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(iii) (Failure by Parent and Merger Sub to Close), Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid the Parent Termination Fee. For the avoidance of doubt, under no circumstances shall the Company be entitled to collect the Parent Termination Fee on more than one occasion (or, after the receipt thereof, any portion thereof or further funds).

(g) For purposes of this Agreement, “Parent Termination Fee” shall mean a cash amount equal to $85,000,000.

(h) Notwithstanding anything to the contrary in this Agreement, in the event that the Company shall receive full payment of the Parent Termination Fee pursuant to Section 7.3(f) under circumstances in which the Parent Termination Fee was payable in accordance with the terms of this Agreement, the payment by Parent of the Parent Termination Fee shall not be a penalty and shall constitute liquidated damages for any and all losses suffered or incurred by the Company or any other Person in connection with this Agreement and, notwithstanding anything in this Agreement that may be deemed to the contrary, under such circumstances, the Parent Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise), of the Company and its respective Affiliates or any other Person against any of Parent, Merger Sub, their Subsidiaries or Affiliates, the Guarantor, the Sponsor Entities, the Debt Financing Sources or any other financing source of Parent, and any of their respective former, current or future, direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, affiliated (or commonly advised) funds, members, managers, general or limited partners, attorneys, advisors or other Representatives, or any of their respective successors or assigns or other representative of any of the foregoing (collectively, the “Parent Related Parties”) for any breach, cost, expense, liability, loss or damage or other claim suffered as a result thereof or in connection with such termination or related thereto, in respect of the Transactions, this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement, the Debt Financing, the Debt Commitment Letter or the Transactions or thereby or otherwise, and upon payment of such Parent Termination Fee, none of the Parent and its Subsidiaries and any of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement, the Debt Financing, the Debt Commitment Letter or

the Transactions or thereby or otherwise; provided that to the extent the Company is required to initiate any action to collect the Parent Termination Fee that results in a final and non-appealable judgment against Parent for the Parent Termination Fee, subject to Section 7.3(j), the Company shall be entitled to collect from Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in connection with such action (subject to a cap of $10,000,000, the “Parent Collection Expense Obligations”), which shall be in addition to the amount of the Parent Termination Fee. The Parent Related Parties are intended third party beneficiaries of this Section 7.3(h) and Section 7.3(j).

(i) Any amount that becomes payable pursuant to this Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(j) Other than with respect to the Retained Claims (as defined below), all Proceedings (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (A) the Transactions, this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement, the Debt Financing or the Debt Commitment Letter, (B) the negotiation, execution or performance of this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement or the Debt Commitment Letter (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement or the Debt Commitment Letter), (C) any breach of this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement or the Debt Commitment Letter and (D) any failure of the Debt Financing, the Merger or the other Transactions to be consummated, may be made only by or against (and are those solely of) the Persons that are expressly identified as parties hereto and thereto. No other Parent Related Party shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute, or otherwise) for any Proceedings arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D) except for Proceedings that the Company may assert: (i) against any Person that is party to, and solely pursuant to the terms of, the Confidentiality Agreement; (ii) against the Guarantor under, and solely pursuant to the terms of, the Guarantee; (iii) against the Sponsor Entities under, and solely pursuant to the terms of, the Support Agreement; and (iv) against Parent and Merger Sub, solely in accordance with, and pursuant to the terms of, this Agreement (the Proceedings in clauses (i) through (iv) of this Section 7.3(j), the “Retained Claims”). Notwithstanding anything herein to the contrary, the parties acknowledge and agree that, including in the case of any breach, whether willful and material, intentional, material, knowing or otherwise, (w) in no event shall the Company (or any other Person) seek or be entitled to multiple, special, punitive, consequential, indirect, statutory, exemplary, multiple or similar damages against any of Parent, Merger Sub, the Guarantor, the Sponsor Entities or any other Parent Related Party, (x) in no event will Parent, Merger Sub or the Guarantor or the Sponsor Entities or any other Parent Related Party have liability for monetary damages whatsoever arising under, out of, in connection with or related in any manner to the items in the preceding clauses (A) through (D) (including monetary damages in lieu of specific performance) in the aggregate in excess of the amount of the Parent Termination Fee (less any portion thereof that has been paid) plus, any other expense reimbursement pursuant to Section 5.14(f) (subject to a cap of $10,000,000, the “Parent Expense

Reimbursement Obligations”) (the amount of the Parent Termination Fee plus the Parent Expense Reimbursement Obligations, plus the Parent Collection Expense Obligations, the “Maximum Aggregate Liability”) (provided, that with respect to any Parent Related Party other than Parent, Merger Sub or the Sponsor Entities (and without affecting any of the other limitations herein or in the Guarantee, the Support Agreement, the Confidentiality Agreement or the Debt Commitment Letter), for all purposes under this Agreement, the Guarantee, the Support Agreement, the Confidentiality Agreement or the Debt Commitment Letter, the Maximum Aggregate Liability shall be deemed to in no event exceed, in aggregate, $90,000,000 and any amounts in excess of such amount and up to and including the Maximum Aggregate Liability may only be claimed against Parent, Merger Sub or the Sponsor Entities), and, accordingly, the Maximum Aggregate Liability shall be the maximum aggregate liability of Parent and Merger Sub hereunder and thereunder (and of the Guarantor under the Guarantee and the Sponsor Entities under the Support Agreement, and, for the avoidance of doubt, any other Parent Related Party, collectively); and (y) in no event shall the Company, its Affiliates, their respective stockholders or Representatives or any other Person seek, directly or indirectly, to recover against any of the Parent Related Parties, or compel any payment by any of the Parent Related Parties of, any damages or other payments whatsoever that are, in aggregate, in excess of the Maximum Aggregate Liability.

(k) Each of the parties acknowledges and agrees that the agreements contained in this Section 7.3 are integral parts of the Transactions and that, without these agreements, the Parent Entities and Merger Sub, on the one hand, and the Company, on the other hand, would not enter into this Agreement. Each of the parties further acknowledges and agrees that payment of the Termination Fee and Parent Termination Fee, as applicable, if, as and when required pursuant to this Section 7.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

Section 8.2 Fees and Expenses. The Surviving Corporation and its Subsidiaries shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article II. Except as provided in Section 5.4, Section 5.14(f), Section 5.15, Section 7.3 and this Section 8.2, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approvals, by written agreement of all of the parties hereto and delivered by duly authorized officers of the respective parties; provided, however, that following receipt of the Company Stockholder Approvals, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval. Notwithstanding anything herein to the contrary, any amendment or modification of this Section 8.3 or Section 7.3(h), the last sentence of Section 8.7, Section 8.8, Section 8.9 and Section 8.10 that is materially adverse to the Debt Financing Sources shall not be made without the prior written consent of such Debt Financing Sources.

Section 8.4 Waiver. At any time prior to the Effective Time, any party hereto may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided that Parent may, without the prior written consent of the Company, assign (a) any or all of its rights and obligations under this Agreement to one or more of its Affiliates or (b) its rights under this Agreement to any of its Debt Financing Sources for collateral purposes, provided that such assignment by Parent shall not limit or affect Parent’s obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement, the Support Agreement, the Debt Commitment Letter and the Guarantee (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto and thereto (and their respective successors and permitted assigns) any rights, claims, actions or remedies hereunder or thereunder. Notwithstanding anything to the contrary contained herein, (v) the Company’s Representatives shall be third-party beneficiaries of Section 5.14(f), (w) only if the Effective Time occurs, the Indemnitees shall be third-party beneficiaries of Section 5.8, (x) following the Effective Time, the Company’s stockholders and holders of Company Equity Awards shall be entitled to receive the Merger Consideration and other payments pursuant to Article II, (y) the Parent Related Parties shall be third-party beneficiaries of Section 7.3(h) and Section 7.3(j), and (z) the Debt Financing Sources are expressly intended as third party beneficiaries of the last sentence of this Section 8.7 and Section 7.3(h), Section 8.3, Section 8.8, Section 8.9 and Section 8.10.

Section 8.8 Governing Law; Jurisdiction.

(a) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(b) This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided that, except as specifically set forth in the Debt Commitment Letter, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source, or any of its representatives, in any way relating to this Agreement, the Debt Commitment Letter or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereto by this Agreement irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with Section 8.8(a), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. No party hereto, nor any of its Affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, anywhere other than in (A) any New York State court sitting in the County of New York or (B) the United States District Court for the Southern District of New York.

Section 8.9 Remedies. Subject to the remainder of this Section 8.9, except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Subject to the foregoing and to the following sentence, the parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled, unless this Agreement has been terminated in accordance with Article VII, to an injunction or injunctions to prevent breaches of this Agreement or a decree or order to enforce specifically the performance of the terms and provisions hereof in any of the courts referred to in Section 8.8, in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to effect the Closing shall be subject to the requirements that (i) all conditions in Section 6.1 and Section 6.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing (provided such conditions would be satisfied as of such date) have been satisfied or (to the extent permitted by Law) waived at the time when the Closing would have been required to occur pursuant to Section 1.2 hereof, (ii) the Debt Financing has been funded in accordance with the terms set forth in the Debt Commitment Letter or applicable Definitive Documents or would be funded in accordance with such terms at the Closing if Parent were to effect the Closing pursuant to Section 1.2 and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded and Parent effects the Closing pursuant to Section 1.2, then the Closing will occur. Subject to this Section 8.9, each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties hereto further agree that (x) by seeking the remedies provided for in this

Section 8.9, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including, subject to the limitations herein, monetary damages) in the event that the remedies provided for in this Section 8.9 are not available or otherwise are not granted, and (y) nothing set forth in this Section 8.9 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 8.9 prior or as a condition to exercising any termination right under Article VII (or seeking any other form of relief that may be available to a party under this Agreement (including, subject to the limitations herein, monetary damages)). For the avoidance of doubt, while any party may, subject to the terms and conditions hereof, pursue both a grant of specific performance in accordance with this Section 8.9 and subject to the limitations herein, payment of monetary damages, the payment of the Termination Fee, the payment of the Parent Termination Fee, or expense reimbursement (as applicable), under no circumstances shall any party be permitted or entitled to receive both a grant of specific performance requiring consummation of the Merger and any such payments. Notwithstanding anything to the contrary contained herein, the Company and its Affiliates hereby (i) waive any rights or claims against any of the Debt Financing Sources in connection with this Agreement or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and (ii) agree not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Debt Financing Source in connection with this Agreement or the Debt Commitment Letter. Notwithstanding anything herein to the contrary, the remedy of specific performance shall not be available to the Company with respect to Section 5.4(e).

Section 8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING THE DEBT FINANCING). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.10.

Section 8.11 Notices. All notices, requests, claims, demands and other communications under this Agreement to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), sent by overnight courier (providing proof of delivery), sent by registered or certified mail (postage prepaid, return receipt requested) or sent by electronic mail to the respective parties at the following addresses:

If to Parent or Merger Sub, to:

Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

Attention:	General Counsel
Facsimile:	(212) 271-2928
Email:	scoats@riverstonellc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Igor Kirman
Edward J. Lee
Facsimile:	(212) 403-2000
Email(s):	IKirman@wlrk.com
EJLee@wlrk.com

and

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention:	Trina Chandler
Facsimile:	(713) 615-5088
Email:	tchandler@velaw.com

If to the Company, to:

Talen Energy Corporation

835 Hamilton Street, Suite 150

Allentown, PA 18101

Attention:	Paul Breme
Thomas Douglass
Facsimile:	610-774-2755
Email(s):	Thomas.Douglass@TalenEnergy.com
Paul.Breme@TalenEnergy.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

600 Travis Street

Suite 3300

Houston, TX 77002

Attention:	Andrew Calder
Facsimile:	(713) 835-3601
Emails:	andrew.calder@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Sarkis Jebejian, P.C.
David Beller
Facsimile:	(212) 446-4900
Emails:	sarkis.jebejian@kirkland.com
david.beller@kirkland.com

or such other address, facsimile number or electronic mail address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Acceptable Confidentiality Agreement” shall mean a duly executed customary confidentiality agreement that (a) contains confidentiality and use provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; (b) contains a customary standstill provision (except that such provision may include an exception solely to the extent necessary to allow such Person to make a confidential proposal to the Company Board); and (c) does not contain any provision requiring the Company or its Subsidiaries to pay or reimburse the counterparty’s expenses.

“Affected Energy Marketing and Trading Transaction” shall mean each Energy Marketing and Trading Transaction that is outstanding as of immediately prior to the Closing and in respect of which obligations of the Company or any of its Subsidiaries are secured, in whole or in part, pursuant to the Secured Trading Facility for which (a) an EMT Confirmation from the counterparty thereto is required in order to waive a default or termination event arising in connection with, or as a result of, the Transactions in respect of such Energy Marketing and Trading Transaction and (b) as of immediately prior to the Closing, the applicable EMT Confirmation has not been obtained.

“Affected STF Amount” shall mean an amount, in U.S. dollars, determined as of immediately prior to the Closing, equal to the lesser of (a) $85,000,000 and (b) the aggregate amount of cash or letters of credit required to be posted by the Company or its Subsidiaries as replacement collateral in respect of any Affected Energy Marketing and Trading Transactions in accordance with their terms in order to permit such Affected Energy Marketing and Trading Transactions to remain in effect immediately after giving effect to the Closing.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. Notwithstanding anything herein to the contrary, for purposes of this Agreement, (a) none of Parent, Merger Sub, the Guarantor or any Sponsor Entity or their respective Subsidiaries shall be deemed an “Affiliate” of the following (and none of the following shall be deemed an “Affiliate” of Parent, Merger Sub, the Guarantor or any Sponsor Entity or their respective Subsidiaries): (i) the Company, (ii) the Company’s Subsidiaries or (iii) any other Person that, but for the Sponsor Entities’ ownership of Company Common Stock, would not be an Affiliate of the Sponsor Entities; and (b) no Affiliated RJS Person shall be deemed to be an “Affiliate” of the Company or any of its Subsidiaries (and none of the Company or any of its Subsidiaries shall be deemed to be an “Affiliate” of any Affiliated RJS Person).

“Affiliated RJS Persons” shall mean (a) Parent, Merger Sub, the Guarantor, the Sponsor Entities and their respective Subsidiaries, (b) any direct or indirect portfolio companies owned, managed or controlled by investment funds managed or advised by Riverstone Investment Group LLC or any of its Affiliates (other than the Company or any of its Subsidiaries), (c) any investment fund controlled, managed or advised by Riverstone Investment Group LLC or any of its Affiliates, and (d) any Affiliates of the foregoing (other than the Company or any of its Subsidiaries).

“Aggregate Consideration Amount” shall mean (a) the Merger Consideration Amount plus (b) the Equity Award Consideration Amount.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Proposal” shall have the meaning set forth in Section 5.3(h).

“Anti-Takeover Statute” shall have the meaning set forth in Section 3.14.

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Atomic Energy Act” shall mean the United State Atomic Energy Act of 1954, as amended.

“Available Funds” shall mean cash, in U.S. dollars, in immediately available funds and available without restriction for the payment of the Aggregate Consideration Amount.

“Balance Sheet Date” shall have the meaning set forth in Section 3.5(d).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(d).

“Burdensome Condition” shall mean any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Required Action) imposed upon or otherwise affecting, directly or indirectly, the Company, the Surviving Corporation or any of their respective Subsidiaries (a) that, individually or in the aggregate, would have or would be reasonably likely to have, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, after giving effect to the Merger or (b) that would require or involve, directly or indirectly, (i) the sale or other disposition of Susquehanna, Susquehanna Nuclear or any assets or properties of any of the foregoing that are material to the ownership, operation or maintenance of Susquehanna or (ii) the funding of or establishment of cash reserves, letters of credit or other credit support that has the effect of reducing Undrawn Capacity or Unrestricted Cash and Cash Equivalents (or any commitment in respect of any of the foregoing) in an amount that would exceed $250,000,000 with respect to the Regulatory Approvals in the aggregate; provided that no such undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Required Action) imposed upon or otherwise affecting, directly or indirectly, the Company, the Surviving Corporation or any of their respective Subsidiaries as a direct result of any investment, acquisition or joint venture, in each case in power generation, made or entered into by any “affiliate” (as defined in 18 C.F.R. Section 35.36(a)(9)) of Parent or Merger Sub (other than the Company or its Subsidiaries or any other Person that, but for the Sponsor Entities’ ownership of Company Common Stock, would not be an “affiliate” (as defined in 18 C.F.R. Section 35.36(a)(9)) of the Sponsor Entities) that owns or controls electric generation or transmission facilities within any geographic market relevant for the preparation of a horizontal Competitive Analysis Screen under 18 C.F.R. Section 33.3 for the transaction contemplated by this Agreement, shall be taken into account in determining whether a “Burdensome Condition” exists.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Capital Expenditure Plan” shall mean the plan approved by the Company’s board of directors on January 28, 2016, a true and complete copy of which has been provided to Parent prior to the date hereof.

“Certificate” shall have the meaning set forth in Section 2.1(d).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Citi Credit Agreement” shall mean that certain credit agreement, dated as of June 1, 2015, among Talen Energy Supply, the lenders and arrangers party thereto and Citibank, N.A., as administrative agent.

“Citi Credit Agreement Amendment” shall have the meaning set forth in Section 5.14(e).

“Claim” shall have the meaning set forth in Section 5.8(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Acquisition Agreement” shall have the meaning set forth in Section 5.3(d).

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(d).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.2(c).

“Company Charter Documents” shall have the meaning set forth in Section 3.1(c).

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Disclosure Schedule” shall have the meaning set forth in Article III.

“Company Employee” shall have the meaning set forth in Section 5.11(a).

“Company Equity Awards” shall have the meaning set forth in Section 3.2(a).

“Company Material Adverse Effect” shall mean any change, event, occurrence, fact, development, circumstance, condition or effect that, individually or in the aggregate, (a) would or would reasonably be expected to prevent or materially impede or materially delay the consummation by the Company of the Transactions; or (b) is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; other than, in the case of clause (b), any change, event, occurrence, or effect to the extent arising out of or resulting from or relating to the following: (i) general changes in the industries or markets in which the Company or its Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy after the date hereof; (iii) general economic, regulatory or political conditions (or changes therein after the date hereof) or conditions (or changes therein after the date hereof) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of its Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) the execution, announcement or performance of this Agreement, the consummation of the Transactions, or the identity of Parent, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, consultants or Governmental Authorities (it being understood that this clause (v) shall not apply with respect to Section 3.3(b) and Section 3.4); (vi) the taking of any specific action as expressly required by the terms of this Agreement or at the written direction of Parent or Merger Sub or the failure to take any specific action by the Company or its Subsidiaries if that specific action is expressly prohibited by this Agreement and Parent denied a written request from the Company seeking consent to take such specific action; (vii) any change in the market price, or change in trading volume, of the capital stock of the Company, in and of itself; (viii) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries, in each case, in and of itself; and (ix) any pending, initiated or threatened legal or administrative proceeding, claim, suit or action against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the Transactions; provided that the changes, events, occurrences or effects set forth in clauses (i), (ii), (iii) and (iv) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur, in each case to the extent, and only to the extent, that such changes, events, occurrences, facts, developments, circumstances, conditions or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which any of the Company or its Subsidiaries operate; provided, further, that the exceptions in clauses (vii) and (viii) above shall not prevent or otherwise affect a determination that the underlying cause of any failure or change referred to therein (if not otherwise falling within any of the exceptions provided by clauses (i) through (vi) and (ix) above) has had or contributed to a Company Material Adverse Effect.

“Company Material Contract” shall have the meaning set forth in Section 3.16(a).

“Company Multiemployer Plan” shall have the meaning set forth in Section 3.10(a).

“Company Pension Plan” shall have the meaning set forth in Section 3.10(e).

“Company Permits” shall mean all licenses, franchises, permits, grants, easements, variances, exceptions, consents, emission credits, certificates, registrations, exemptions,

approvals and authorizations from Governmental Authorities and all rights under any Contract with any Governmental Authority required by Law for the conduct of the Company’s and its Subsidiaries’ respective businesses as they are now being conducted.

“Company Plans” shall mean (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and (b) each other material employee benefit or compensation plan, program or arrangement, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing or savings plan, defined benefit plan, perquisite, material fringe benefit plan, sick leave, vacation pay, salary continuation for disability, change in control, retention or severance plans, programs, agreements or arrangements and other similar employee benefit plans or programs sponsored, maintained or contributed to by the Company or any of its Subsidiaries for any current or former employee, independent contractor or director of the Company or any of its Subsidiaries, in each case, other than (i) any plan which is a “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or (ii) any collective bargaining agreement or any plan, program, policy or arrangement mandated by applicable Law or by any applicable collective bargaining or similar agreement.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Related Parties” shall have the meaning set forth in Section 7.3(f).

“Company Representation Letter” shall have the meaning set forth in Section 5.15(a).

“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Company Severance Plan” shall have the meaning set forth in Section 5.11(a).

“Company Stock Plan” shall mean the Talen 2015 Stock Incentive Plan.

“Company Stockholder Approvals” shall have the meaning set forth in Section 6.1(a).

“Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(b).

“Company Tax Opinion” shall mean a written opinion of Kirkland & Ellis LLP, dated as of the Closing Date, that satisfies the requirements of Section 6.01(d) of the Separation Agreement.

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state any material fact, in each case, with respect to the Company and its Subsidiaries necessary in order to make such Required Information not misleading in light of the circumstances under which it was furnished and (b) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of debt securities under Rule 144A of the Securities Act and are sufficient to permit the Company and its Subsidiaries’ applicable independent accountants to issue comfort letters to the Debt Financing Sources providing the Debt Financing.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.6(b).

“Contingent Company Equity” shall mean any preemptive or other outstanding rights, options, warrants, convertible, exchangeable or exercisable securities, conversion, exchange or exercise rights, stock or equity appreciation rights, phantom stock, restricted or performance stock units, redemption rights, repurchase rights, subscriptions or other agreements, arrangements, calls or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, deliver, purchase, dispose of, redeem, repurchase, acquire or sell, or cause to be issued, transferred, delivered, purchased, disposed of, redeemed, repurchased, acquired or sold, or make payments based on the value of, any shares of Company Common Stock or other equity or voting securities or equity or voting interests of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or obligating the Company or its Subsidiaries or giving any Person a right to subscribe for or acquire any of the foregoing, including any shares of Company Common Stock or other equity or voting securities or equity or voting interests of the Company.

“Contingent Subsidiary Equity” shall mean any preemptive or other outstanding rights, options, warrants, convertible, exchangeable or exercisable securities, conversion, exchange or exercise rights, stock or equity appreciation rights, phantom stock, restricted or performance stock units, redemption rights, repurchase rights, subscriptions or other agreements, arrangements, calls or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, deliver, purchase, dispose of, redeem, repurchase, acquire or sell, or cause to be issued, transferred, delivered, purchased, disposed of, redeemed, repurchased, acquired or sold, or make payments based on the value of, any shares of capital stock of any Subsidiary of the Company or other equity or voting securities or equity or voting interests of any Subsidiary of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or obligating the Company or its Subsidiaries or giving any Person a right to subscribe for or acquire any of the foregoing, including any shares of capital stock of any Subsidiary of the Company or other equity or voting securities or equity or voting interests of any Subsidiary of the Company.

“Continuation Period” shall have the meaning set forth in Section 5.11(a).

“Contract” shall mean any written contract, lease, license, indenture, note, bond, agreement, arrangement, concession, franchise or other binding instrument.

“Credit Facilities” shall mean, collectively, (a) the Citi Credit Agreement and (b) the First Lien Credit and Guaranty Agreement by and among New Mach Gen, LLC, the guarantors and lenders thereto and CLMG Corp., dated as of April 28, 2014, as amended.

“Credit Support” shall mean the aggregate amount of assets, standby guarantees, credit support and/or other financial commitments (that have the effect of reducing Undrawn Capacity or Unrestricted Cash and Cash Equivalents) required in connection with or as a condition to any Regulatory Approval or other consent, approval or waiver of any Governmental Authority required to permit the satisfaction of the conditions set forth in Section 6.1(b) and, solely with respect to any Restraint arising under an Antitrust Law or with respect to a Regulatory Approval, Section 6.1(c).

“CRJ” shall have the meaning set forth in the Preamble.

“Cut-Off Time” shall have the meaning set forth in Section 5.3(c).

“Debt Commitment Letter” has the meaning set forth in Section 4.7.

“Debt Financing” shall have the meaning set forth in Section 4.7.

“Debt Financing Sources” shall mean the entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the Transactions, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and their respective Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns.

“Default” shall have the meaning ascribed to such term in the Citi Credit Agreement as in effect on the date of this Agreement.

“Definitive Documents” shall have the meaning set forth in Section 5.14(a).

“DGCL” shall have the meaning set forth in the recitals to this Agreement.

“Director Stock Units” shall mean all stock units credited to participants’ accounts under the Directors Deferred Compensation Plan.

“Directors Deferred Compensation Plan” shall mean the Talen Directors Deferred Compensation Plan.

“Dissenting Shares” shall have the meaning set forth in Section 2.3.

“Dissenting Stockholders” shall have the meaning set forth in Section 2.3.

“DTC” shall have the meaning set forth in Section 2.2(b).

“DTC Cash Payment” shall have the meaning set forth in Section 2.2(b).

“Effective Time” shall have the meaning set forth in Section 1.3.

“EMT Confirmations” shall have the meaning set forth in Section 5.14(d)(xiv).

“EMT Information” shall mean, with respect all then-outstanding Energy Marketing and Trading Transactions of the Company and its Subsidiaries, as of the applicable date of determination, the following information, both aggregated on a monthly basis and on a summary annual basis: (i) with respect to power transactions, on- and off-peak underlying power and basis transactions, including day ahead and real time transactions both in aggregate volume amounts

(expressed in megawatts) and a weighted average price in the following categories of transactions: (A) exchange-based futures and swaps, (B) bilaterally traded transactions, (C) exchange traded options, (D) bilaterally traded options, (E) inter-book transfers associated with retail transactions and (F) wholesale inter-book transfers associated with load following transactions; and (ii) with respect to fuel transactions: (A) aggregate monthly index (Henry Hub) and gas basis transactions and (B) long-term and spot market coal transactions; and (iii) with respect to emissions and environmental attributes: aggregate volumes and prices of emission allowances (RGGI, SO2 and NOx) purchases and sales and entitlements.

“EMT Provisions” means, collectively, Section 5.1(a)(xx), Section 5.1(a)(xxi), Section 5.1(a)(xxiii), Section 5.1(a)(xxiv) and Section 5.1(a)(xxv) of this Agreement.

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Energy Marketing and Trading Contract” shall mean, with respect to an Energy and Marketing Trading Transaction, any master agreement, confirmation, credit support document, schedule, credit support annex, cover sheet, master netting agreement, master collateral agreement or similar or related agreement.

“Energy Marketing and Trading Transactions” shall mean (a) the daily or forward purchase or sale or other acquisition or disposition of wholesale or retail electric energy, capacity, ancillary services, transmission rights, emissions allowances and offsets, renewable energy certificates, early reduction certificates, weather derivatives, demand derivatives or related commodities, in each case, whether physical or financial, (b) the daily or forward purchase or sale or other acquisition of fuel, fuel transportation or storage rights or capacity, mineral rights or related commodities, including whether physical or financial, (c) electric energy-related tolling transactions or other tolling services and (d) commodity price risk management activities or services.

“Enhancement Documents” shall have the meaning set forth in Section 5.14(e).

“Environmental Laws” shall mean any applicable Laws relating to pollution or protection of occupational health or safety (to the extent relating to exposure to Hazardous Materials), natural resources or the environment (including ambient air, surface, water, ground water, land surface or subsurface strata), including all those relating to the use, handling, transportation, treatment, storage, disposal, Release, threatened Release, recycling, exposure to or cleanup of any Hazardous Materials.

“EPAct 2005” shall have the meaning set forth in Section 3.20(c).

“Equity Award Consideration Amount” shall mean cash, in U.S. dollars, in immediately available funds in such aggregate amount necessary for the Surviving Corporation to make payments to the holders of Options, RSUs, Performance Units and Director Stock Units of the Company to which such holders are entitled pursuant to Section 2.4.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Event of Default” shall have the meaning ascribed to such term in the Citi Credit Agreement as in effect on the date of this Agreement.

“EWG” shall have the meaning set forth in Section 3.20(c).

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Excluded Party” shall have the meaning set forth in Section 5.3(k).

“Expiration Notice” shall have the meaning set forth in Section 5.14(h).

“Fair Saleable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Surviving Corporation and its Subsidiaries are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“FERC” shall have the meaning set forth in Section 3.4.

“FERC Approval” shall have the meaning set forth in Section 3.4.

“Filed Company SEC Documents” shall have the meaning set forth in Article III.

“Forecasted Delta Generation” shall mean the sum of the forecasted monthly electric generation output of the applicable Talen Energy Facilities where Talen develops such forecasts using (a) current applicable market prices for fuel and energy, and (b) the plant operating characteristics of each Talen Energy Facility.

“FPA” shall mean The Federal Power Act, as amended.

“GAAP” shall mean generally accepted accounting principles in the United States.

“GMAR” shall mean gross margin at risk.

“Go-Shop Period” shall have the meaning set forth in Section 5.3(a).

“Governmental Authority” shall mean any supranational, national, federal, state, local or other, whether foreign or domestic, governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory (including a stock exchange or other self-regulatory body, any self-regulatory organization and the North American Electric Reliability Corporation (including any applicable regional authorities thereof)), administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Guarantee” shall have the meaning set forth in the recitals to this Agreement.

“Guarantor” shall have the meaning set forth in the recitals to this Agreement.

“Hazardous Materials” shall mean any waste, pollutant or contaminant or any chemical, material, substance or waste that is regulated as harmful, hazardous or injurious to human health or safety, the environment or natural resources under any Environmental Law due to its dangerous or deleterious properties or characteristics, including (a) any petrochemical or petroleum products, radioactive materials, radon gas, friable asbestos, polychlorinated biphenyls, or (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances” or “toxic substances” under Environmental Law.

“Hedging Trading” shall mean any Energy Marketing and Trading Transaction that hedges all or a portion of the price risk with respect to the inputs and/or output of any Talen Energy Facility incurred in the ordinary course of business and that is reasonably expected to reduce the GMAR of the Company and any of its Subsidiaries.

“Indebtedness” shall mean, at any time with respect to any Person, without duplication, all obligations in respect of (a) indebtedness for borrowed money, (b) indebtedness evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (c) all obligations of such Person in respect of capital leases required to be capitalized by GAAP, (d) letters of credit, banker’s acceptances or similar credit transactions (in each case solely to the extent drawn), (e) any swap, option, hedging or derivative instruments or arrangements (other than Energy Marketing and Trading Transactions) in each case valued on the date of determination at the termination value or fair value thereof, (f) all obligations to pay the deferred and unpaid purchase price of any asset, business or company, including earn-outs and any obligations secured by a purchase money mortgage, (g) any accrued and unpaid interest on, fees owed in respect of, and any prepayment premiums, penalties or similar charges in respect of, any indebtedness, liabilities or obligations described in any other clause in this definition, and (h)(1) any guarantees or other contingent obligations in respect of obligations of any other Person of the type described in any other clause of this definition and (2) obligations of any other Person of the type referred to in any other clause of this definition which such Person has pledged any of its assets as security for, or as to which such Person has undertaken or become obligated to maintain or cause to be maintained the financial position or financial covenants of such other Person, or to purchase such other Person’s obligations.

“Indemnitees” shall have the meaning set forth in Section 5.8(a).

“Intellectual Property” shall mean any and all proprietary and intellectual property rights under the law of any jurisdictions throughout the world or rights under international treaties, both statutory and common law rights, including: all (a) utility models, patents, supplementary protection certificates and applications for any of the foregoing, including all extensions, divisionals, continuations, continuations-in-part, reexaminations, reviews, and reissues thereof, (b) trademarks, trade names, service marks, logos, corporate names, Internet domain names, other indicia of source, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (c) registered and unregistered copyrights and rights in other works of authorship, including copyrights in computer software, mask works rights, moral rights and database rights, and (d) trade secrets and other intellectual property rights in know-how or confidential information, including customer lists, designs, formulations, concepts, methods, techniques, procedures, and processes, whether or not patentable.

“Intended Tax-Free Treatment” shall have the meaning given to such term in the Transaction Agreement.

“Intervening Event” shall have the meaning set forth in Section 5.3(j).

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13(a) of the Company Disclosure Schedule after reasonable inquiry of their respective direct reports and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13(a) of the Parent Disclosure Schedule after reasonable inquiry of their respective direct reports.

“Laws” shall mean any laws, statutes, ordinances, codes, rules or regulations.

“Leased Real Property” shall have the meaning set forth in Section 3.15.

“Leases” shall have the meaning set forth in Section 3.15.

“Liens” shall mean any liens, restrictions, title defects, charges, pledges, mortgages, deeds of trust, hypothecations, security interests, claims, preferential rights, options to purchase or otherwise acquire, lease or license any interest, or other encumbrances of any kind or nature whatsoever. For the avoidance of doubt, any license of Intellectual Property shall not constitute a Lien.

“Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date of this Agreement during and at the end of which (a) Parent shall have received delivery of or had access to the Required Information that is Compliant (it being understood that if at any time during the Marketing Period the Required Information is not Compliant pursuant to clause (a) of the definition thereof, but becomes Compliant as a result of a supplement to the “Required Information” as defined, then the Marketing Period shall be extended by five (5) days but shall not re-commence), and (b) the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than Section 6.1(a), from and after May 2, 2017, Section 6.1(b) and those conditions that by their nature are to be satisfied at the Closing) or (to the extent permitted by applicable Law) waived and nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 6.1 or Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided that (x) the Marketing Period shall either end on or prior to August 17, 2016 or, if the Marketing Period has not ended on or prior to August 17, 2016, then the Marketing Period shall commence no earlier than September 6, 2016, (y) July 1-5, 2016, October 10, 2016, and November 23-27, 2016 shall not be considered Business Days for purposes of this definition and (z) the Marketing Period shall either end on or prior to December 21, 2016 or, if the Marketing Period has not ended on or prior to December 21, 2016, then the

Marketing Period shall commence no earlier than January 2, 2017; provided, further, that if the Company shall in good faith reasonably believe that it has provided the Required Information and that the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating the date upon which it believes it completed such delivery or provided such access to Required Information that is Compliant), in which case the Company shall be deemed to have complied with such obligation to deliver or provide access to Required Information that is Compliant, and such twenty (20) consecutive Business Day period shall be deemed to have commenced, on the date specified in the notice, unless Parent in good faith reasonably believes the Company has not completed delivery of, or provided access to, Required Information that is Compliant or that clause (b) of this definition has not been satisfied and within three (3) days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating in good faith, to the extent reasonably practicable, which items of Required Information the Company has not delivered or provided access or are not Compliant or which applicable conditions in Section 6.1 or Section 6.2 are not satisfied (other than those conditions that by their nature are to be satisfied at the Closing). Notwithstanding anything in this definition to the contrary, (A) the Marketing Period shall end on any earlier date prior to the expiration of the twenty (20) consecutive Business Day period if the Debt Financing is consummated on such earlier date and (B) the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty (20) consecutive Business Day period, (I) the Company’s independent accountants shall have withdrawn any audit opinion with respect to any financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements of the Company for the applicable periods by the applicable independent accountants or another independent public accounting firm of recognized national standing reasonably acceptable to Parent, (II) the Company or any of its Subsidiaries shall have failed to file any report or other document required to be filed with the SEC by the date required under the Exchange Act or the Securities Act, as applicable, containing any financial statements that would be required to be contained therein, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, all such reports have been filed or (III) the Company publicly announces its intention to (or determines that it must) restate any historical financial statements or other historical financial information included in the Required Information, in which case, the Marketing Period shall not be deemed to commence unless and until such restatement has been completed or the Company has publicly announced that it has concluded that no such restatement shall be necessary.

“Maximum Aggregate Liability” shall have the meaning set forth in Section 7.3(j).

“MBR Authority” shall have the meaning set forth in Section 3.20(c).

“Measurement Date” shall have the meaning set forth in Section 3.2(a).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(d).

“Merger Consideration Amount” shall mean cash, in U.S. dollars, in immediately available funds in such aggregate amount necessary to pay the Merger Consideration and make any other payments to the holders of Company Common Stock to which such holders are entitled pursuant to Article II.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall have the meaning set forth in the definition of Company Plans.

“New Plans” shall have the meaning set forth in Section 5.11(b).

“No-Shop Period Start Date” shall have the meaning set forth in Section 5.3(b).

“Notice” shall have the meaning set forth in Section 5.3(e).

“Notice Period” shall have the meaning set forth in Section 5.3(e).

“NRC” shall have the meaning set forth in Section 3.4.

“NRC Approval” shall have the meaning set forth in Section 3.4.

“NRC Licenses” shall mean Renewed Facility Operating Licenses Nos. NPF-14 and NPF-22 for the Susquehanna Steam Electric Station, Units 1 and 2, issued on November 24, 2009, and the general license for the SSES Independent Spent Fuel Storage Installation.

“NYPSC Approval” shall have the meaning set forth in Section 3.4.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Offering Documents” shall mean offering and syndication documents and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, road show materials, rating agency materials and presentations, and similar documents and materials, in connection with the Debt Financing.

“Option” shall have the meaning set forth in Section 2.4(a).

“Order” shall mean any writ, judgment, ruling, award, assessment, decree, injunction or similar order of, by or agreement with any Governmental Authority (in each such case whether preliminary or final).

“Other Approvals” shall have the meaning set forth in Section 3.4.

“Other Real Property” shall have the meaning set forth in Section 3.15.

“Owned Real Property” shall have the meaning set forth in Section 3.15.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Collection Expense Obligations” shall have the meaning set forth in Section 7.3(h).

“Parent Expense Reimbursement Obligations” shall have the meaning set forth in Section 7.3(j).

“Parent Material Adverse Effect” shall mean any change, event, occurrence, fact, development, circumstance, condition or effect that, individually or in the aggregate, would or would reasonably be expected to prevent or materially impede or materially delay the consummation by Parent and Merger Sub of the Transactions.

“Parent Related Parties” shall have the meaning set forth in Section 7.3(h).

“Parent Representation Letter” shall have the meaning set forth in Section 5.15(b).

“Parent Termination Fee” shall have the meaning set forth in Section 7.3(g).

“Performance Unit” shall mean all RSU awards with performance-based vesting or delivery requirements granted pursuant to the Company Stock Plan.

“Permitted Lien” shall mean a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the Filed Company SEC Documents, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien (whether statutory or otherwise) arising in the ordinary course of business that is not yet due and payable or is being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP in the Filed Company SEC Documents, (c) that is a zoning, building, entitlement or other land use or environmental regulation by any Governmental Authority that does not, individually or in the aggregate, materially and adversely affect, impair or interfere with the continued use of any property affected thereby, (d) (i) in effect on the date of this Agreement and that secures Indebtedness under the Credit Facilities or the Secured Trading Facility or (ii) that secures the Debt Financing, if any incurred (provided, however, that, at such time, any Lien securing Indebtedness refinanced or replaced pursuant to the Debt Financing that would otherwise have been a Permitted Lien shall cease to be a Permitted Lien), (e) that is an easement, covenant, condition, right of way or other similar restriction with respect to any Real Property, and in each case to the extent such restriction is filed as of the date hereof of record in the applicable public records (or provided or made available by the Company to Parent prior to the date hereof) and is valid and subsisting against the applicable Real Property or that does not materially interfere with or impair the use or operation of, or any of the benefits of ownership of, such Real Property, (f) that is a pledge or deposit made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, or (g) that relates to any conditions that are disclosed by any title insurance policies, title commitment(s) or survey(s) of the Real Property that are provided by the Company to Parent prior to the date hereof.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Proceedings” shall have the meaning set forth in Section 3.7.

“Pro Forma Liquidity Amount” shall mean, in each case as of immediately after the Closing, the (a) Undrawn Capacity plus (b) Unrestricted Cash and Cash Equivalents.

“Proxy Statement” shall have the meaning set forth in Section 3.4.

“Qualified Decommissioning Fund” shall mean all amounts contributed to qualified funds for administrative costs and costs incurred in connection with the entombment, dismantlement, removal and disposal of the structures, systems and components of a unit or common facilities, including all costs incurred in connection with the preparation for decommissioning, such as engineering and other planning expenses incurred with respect to the unit or common facilities after actual decommissioning occurs, such as physical security and radiation monitoring expenses.

“Real Property” shall have the meaning set forth in Section 3.15.

“Registered Intellectual Property” shall have the meaning set forth in Section 3.13(a).

“Regulatory Approvals” shall have the meaning set forth in Section 3.4.

“Release” shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, leaching, abandonment, pumping, pouring, emptying, dumping, or escape.

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, investment bankers, financial advisors, consultants and other representatives (acting in such capacity) retained by such Person or any of its Subsidiaries, together with directors, officers and employees of such Person and its Subsidiaries.

“Required Action” shall have the meaning set forth in Section 5.4(d).

“Required Amount” shall have the meaning set forth in Section 4.7(a).

“Required Information” shall mean the information that is required under paragraph 5 of Exhibit B to the Debt Commitment Letter as in effect on the date hereof and, to the extent reasonably requested by Parent or Merger Sub in connection with the preparation of a confidential information memorandum customary for the type of Debt Financing contemplated by the Debt Commitment Letter as in effect on the date hereof, all reasonably available or readily obtainable information and disclosure relating to the Company and its Subsidiaries.

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Restrictive Provision” shall mean any of the following provisions contained in a Contract: (a) “change of control” provision in favor of the other party or parties thereto that would (i) prohibit the Transactions or give such party or parties a right to terminate such agreement as a result of the Transactions or (ii) result in a loss of benefits or rights or require a payment to, or give rise to any rights of, such other party, as a result of the Transactions, (b) any provision that would limit or otherwise restrict (i) the payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries, (ii) the granting of Liens on any property or asset of the Company or its Subsidiaries or (iii) the issuance of guarantees or the incurrence of other Indebtedness by the Company or any of its Subsidiaries, or (c) any provision that would give rise to an event of default or termination if the other party or parties thereto or an Affiliate thereof ceases to be a provider of debt financing to the Company or any of its Subsidiaries.

“Retained Claims” shall have the meaning set forth in Section 7.3(j).

“Talen Energy Facility” shall have the meaning set forth in Section 3.16(a)(xi).

“Talen Energy Supply” shall mean Talen Energy Supply, LLC, a wholly owned Subsidiary of the Company.

“Risk Management Policy” shall mean, collectively (and, during the period from the date hereof until the Effective Time, as modified by the terms of Section 5.1), (a) the Talen Energy Corporation Financial Risk Management Policy adopted as of June 1, 2015 and as amended as of October 23, 2015 and May 1, 2016, (b) the Risk Management Hedge Procedure of Talen Energy Marketing, LLC, and (c) all other documentation of the Company and its Subsidiaries setting forth the risk management procedures and operating requirements established under the documents referenced in the immediately preceding clauses (a) and (b), true, correct and complete copies of each of which documents referenced in the immediately preceding clauses (a) through (c) have been made available to Parent.

“RPH” shall have the meaning set forth in the Preamble.

“RSU Cash Payment” shall have the meaning set forth in Section 2.4(b).

“RSUs” shall mean all restricted share units granted pursuant to the Company Stock Plan that are payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).

“Schedule 13E-3” shall have the meaning set forth in Section 3.4.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Secured EMT Information” shall mean, with respect all then-outstanding Energy Marketing and Trading Transactions in respect of which the obligations of the Company or any of its Subsidiaries thereunder is secured: (a) the dollar amount of such obligations secured under the Secured Trading Facility, in the aggregate and with respect to each individual counterparty under the Secured Trading Facility, (b) the dollar amount of such obligations secured by letters of credit issued pursuant to the Citi Credit Agreement, in the aggregate, (c) the dollar amount of such obligations secured by cash collateral, in the aggregate, and (d) the dollar amount of such obligations that are secured by sources other than those set forth in the immediately preceding clauses (a) through (c), in the aggregate and with respect to each applicable counterparty, and indicating the nature of the security therefor.

“Secured Trading Facility” shall mean the Secured Energy Marketing and Trading Facility Amended and Restated Common Agreement, dated as of December 15, 2015, among Talen Energy Marketing, LLC, Talen Energy Supply, LLC, as guarantor, Wilmington Trust, National Association, as agent, and the secured counterparties from time to time parties thereto.

“Securities Act” shall have the meaning set forth in Section 3.5(a).

“Separation Agreement” shall mean the Separation Agreement, dated June 9, 2014, entered into by and among PPL Corporation, Talen Energy Holdings, Inc., the Company, PPL Energy Supply, LLC, Raven Power Holdings LLC, Sapphire Power Holdings LLC and C/R Energy Jade, LLC.

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Solvent” shall mean, when used with respect to any Person, that, as of any date of determination, (a) the amount of the Fair Saleable Value of the assets of such Person and its Subsidiaries, taken as a whole, on a going concern basis will, as of such date, exceed (i) the value of all liabilities of such Person and its Subsidiaries, taken as a whole, including contingent and other liabilities as of such date and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured (in each case, determined in accordance with GAAP consistently applied), (b) as of such date, such Person and its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date and (c) as of such date, such Person, and its Subsidiaries, taken as a whole, will be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person and its Subsidiaries, taken as a whole, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

“Specified Energy Marketing and Trading Transactions” shall mean any Energy Marketing and Trading Transaction that: (a) does not constitute Hedging Trading; (b) is entered into for purposes of intra-day trading that is not Hedging Trading; (c) includes any obligations on the part of the Company or any of its Subsidiaries that extend for a period longer than thirty-six (36) months following the trade date; (d) consists of a heat rate, spark spread or related hedging arrangement for one or more gas-fired Talen Energy Facility, other than (i) physical fuel purchases for plant operations and daily energy sale offers, in each case, entered into in the ordinary course of business and with a delivery date no later than thirty (30) days following such trade and (ii) any such hedging arrangement entered into on the same trading day with respect to both the expected natural gas input and expected electric power output of such Talen Energy

Facility; (e) at the time such Energy Marketing and Trading Transaction is entered into, would (taking into account all then outstanding Energy Marketing and Trading Transactions to which the Company or any of its Subsidiaries is a party or subject) cause the percentage of Forecasted Delta Generation that is hedged for the peak or off-peak periods, as applicable, in any month in respect of the Talen Energy Facilities on a monthly aggregate basis in a particular regional transmission organization, independent system operator or balancing authority area to exceed 100%; (f) relates to a hedging arrangement that is not correlated to the relevant hub, zone or market for one or more of the Talen Energy Facilities; or (g) is not for the retail sale of natural gas, associated Hedging Trading or natural gas transportation.

“Specified Entity” shall have the meaning set forth in Section 5.4(e) of the Parent Disclosure Schedule.

“Specified Event of Default” shall mean (a) any Event of Default and/or (b) any Default under (i) Section 11.01 of the Citi Credit Agreement, (ii) Section 11.02 of the Citi Credit Agreement, (iii) Section 11.03 of the Citi Credit Agreement solely with respect to the covenants set forth in Sections 9.01 (other than 9.01(b)), 9.03(a)(i), 9.05, 9.06 and 9.08 thereof, (iv) Section 11.05(a) of the Citi Credit Agreement and/or (v) Section 11.08 of the Citi Credit Agreement, in each case, without giving effect to any cure period related thereto as set forth in the Citi Credit Agreement as in effect on the date of this Agreement.

“SPH” shall have the meaning set forth in the Preamble.

“Sponsor Entity” and “Sponsor Entities” shall have the meaning set forth in the recitals to this Agreement.

“Stockholder Agreement” shall mean the Stockholder Agreement, dated as of June 1, 2015, by and among the Sponsor Entities and the Company.

“Stockholder Approval” shall have the meaning set forth in Section 3.19.

“Subsidiary” when used with respect to any Person, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Subsidiary Guarantor” shall have the meaning set forth in the Citi Credit Agreement as in effect on the date of this Agreement.

“Superior Proposal” shall have the meaning set forth in Section 5.3(i).

“Support Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Susquehanna” shall have the meaning set forth in Section 3.20(d).

“Susquehanna Material Adverse Effect” shall mean (a) any incident reasonably expected to constitute an extraordinary nuclear occurrence (as defined in the Atomic Energy Act) at Susquehanna or (b) Susquehanna Unit 1 or Susquehanna Unit 2 being placed in NRC Reactor Oversight Process Matrix Column 4 or Column 5.

“Susquehanna Nuclear” shall have the meaning set forth in Section 3.20(d).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax” or “Taxes” shall have the meaning set forth in Section 3.9(b).

“Tax Returns” shall have the meaning set forth in Section 3.9(b).

“Termination Fee” shall have the meaning set forth in Section 7.3(d).

“Transaction Agreement” shall mean the Transaction Agreement, dated June 9, 2014, entered into by and among PPL Corporation, Talen Energy Holdings, Inc., the Company, PPL Energy Supply, LLC, Talen Energy Merger Sub, Inc., C/R Energy Jade, LLC, Sapphire Power Holdings LLC and Raven Power Holdings LLC, and as in effect as of the date hereof.

“Transaction Costs” shall mean the fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation or its Subsidiaries in connection with the Transactions, including the Debt Financing, not to exceed, in the case of such fees and expenses incurred by the Parent or Merger Sub (it being understood that, for the purposes of this definition, financing fees payable in connection with the Debt Financing shall be deemed expenses of Parent and Merger Sub, and not of the Surviving Corporation or its Subsidiaries), $100,000,000.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

“Transfer Taxes” shall have the meaning set forth in Section 5.16.

“Trustee” shall the meaning set forth in Section 3.20(g).

“Unaffiliated Stockholders” shall mean holders of Company Common Stock other than Riverstone Holdings LLC, its related entities and any of their respective Affiliates.

“Unaffiliated Stockholder Approval” shall have the meaning set forth in Section 6.1(a).

“Undrawn Capacity” shall mean, as of any time of determination, (a) the amount of the aggregate commitments of the lenders available to be drawn under the Citi Credit Agreement to make loans thereunder, as of such time of determination, less (b) the aggregate outstanding principal amount of all loans thereunder outstanding as of such time of determination, less (c) the aggregate amount of all letters of credit issued thereunder outstanding as of such time of determination.

“Unrestricted Cash and Cash Equivalents” shall mean, as of any time of determination, cash and cash equivalents, in U.S. dollars, of immediately available to the Company its consolidated Subsidiaries that would be reflected on a consolidated balance sheet of the Company as of such time of determination prepared in accordance with GAAP and would not appear as “restricted” on such consolidated balance sheet.

“Voting Company Debt” shall have the meaning set forth in Section 3.2(b).

“Voting Subsidiary Debt” shall have the meaning set forth in Section 3.2(f).

“WARN Act” shall have the meaning set forth in Section 3.12(a).

Section 8.14 Interpretation.

(a) The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Schedule and the Parent Disclosure Schedule. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Schedule, the Parent Disclosure Schedule, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. The phrase “date of this Agreement” or “date hereof” shall be deemed to refer to June 2, 2016. All references to “dollars” or “$” shall refer to the lawful currency of the United States, with any required currency conversion being calculated on the basis of the most recent month end spot rate as quoted by Bloomberg. Unless the context requires otherwise (i) any definition of or reference to any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor statutes and references to the rules and regulations promulgated thereunder, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. The words “made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability to Parent and its Representatives in the virtual data room hosted by R.R. Donnelley & Sons Company in connection with the Merger on or prior to 8:00 a.m. New York time on June 2, 2016. Each Parent agrees that its obligations hereunder are joint and several with respect to each other Parent.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises,

this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TALEN ENERGY CORPORATION

By:	/s/ Paul A. Farr
Name: Paul A. Farr
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

RPH PARENT LLC

By:	/s/ Carl L. Williams
Name: Carl L. Williams
Title: Authorized Person

SPH PARENT LLC

By:	/s/ Carl L. Williams
Name: Carl L. Williams
Title: Authorized Person

CRJ PARENT LLC

By:	/s/ Carl L. Williams
Name: Carl L. Williams
Title: Authorized Person

RJS MERGER SUB INC.

By:	/s/ Carl L. Williams
Name: Carl L. Williams
Title: Authorized Person

[Signature Page to Agreement and Plan of Merger]